Exhibit 2.7

PURCHASE AGREEMENT

by and among

ALERIS INTERNATIONAL, INC.,

CONNELL LIMITED PARTNERSHIP,

CONNELL INVESTMENT PARTNERSHIP

and

CONNELL IP, INC.

Dated July 3, 2007

TABLE OF CONTENTS

ARTICLE I Definitions		1

ARTICLE II Acquisition of the Business		11
2.1.	Acquisition of the Business	11
2.2.	Purchase Price	11
2.3.	Adjustment to Purchase Price	12
2.4.	Allocation of Purchase Price	13
2.5.	Closing.	14
2.6.	Withholding	14

ARTICLE III Representations and Warranties of the Sellers		14
3.1.	Ownership; Authorization of Transaction	14
3.2.	No Conflicts	15
3.3.	Financial Statements	16
3.4.	Absence of Certain Changes	16
3.5.	Litigation and Liabilities	16
3.6.	Employees; Benefits	17
3.7.	Compliance with Laws	20
3.8.	Material Contracts	20
3.9.	Real Property	21
3.10.	Environmental Matters	22
3.11.	Tax Matters	22
3.12.	Labor Matters	23
3.13.	Insurance	24
3.14.	Related Party Transactions	24
3.15.	Suppliers and Customers	25
3.16.	Brokers and Finders	25
3.17.	Intellectual Property Rights	25
3.18.	Questionable Payments	26
3.19.	Power of Attorney	26

ARTICLE IV Representations and Warranties of Buyer		26
4.1.	Organization, Good Standing and Qualification	26
4.2.	Corporate Authority	26
4.3.	Governmental Filings; No Violations	26
4.4.	Litigation	27
4.5.	Sufficient Funds	27

ARTICLE V Covenants		27
5.1.	Interim Operations	27
5.2.	Reasonable Efforts; Notification	29
5.3.	Access	30
5.4.	Seller Restrictions	30
5.5.	Seller Non-Compete Agreements	30

5.6.	Sellers’ Post-Closing Confidentiality Obligation	31
5.7.	Release of Claims by Sellers	32
5.8.	Taxes	32
5.9.	Employee Matters	35
5.10.	Assistance with Financing	39
5.11.	Tangible Net Worth	40
5.12.	Discontinued Plants	40
5.13.	Wabash Mexico	40

ARTICLE VI Conditions to Closing		40
6.1.	Conditions to Obligations of the Sellers and Buyer	40
6.2.	Conditions to the Obligations of the Sellers	40
6.3.	Conditions to the Obligations of Buyer	41

ARTICLE VII Termination		42
7.1.	Termination	42
7.2.	Effect of Termination and Abandonment	42

ARTICLE VIII Survival and Indemnification		43
8.1.	Survival	43
8.2.	Indemnification by Buyer	43
8.3.	Indemnification by CLP	44
8.4.	Limitations on Rights of Indemnitees	44
8.5.	Procedure for Third Party Claims	44
8.6.	Tax Claims	46
8.7.	Environmental Procedures and Limitations	46
8.8.	Indemnification Payments as Purchase Price Adjustment	47
8.9.	No Materiality	47
8.10.	Exclusive Remedy	47

ARTICLE IX Miscellaneous		48
9.1.	Publicity	48
9.2.	Entire Agreement	48
9.3.	Succession and Assignment	48
9.4.	Expenses	48
9.5.	Headings	48
9.6.	Notices	48
9.7.	Governing Law	50
9.8.	Amendments and Waivers	50
9.9.	Severability	50
9.10.	Construction	50
9.11.	Specific Performance	50
9.12.	Jurisdiction; Court Proceedings; Waiver of Jury Trial	50
9.13.	Attorneys’ Fees	51
9.14.	No Third Party Beneficiaries	51
9.15.	No Presumption Against Drafting Party	51
9.16.	Signatures	51

ii

9.17.	Computation of Time	51
9.18.	Dollars	51

EXHIBITS

Exhibit A	Net Working Capital

iii

PURCHASE AGREEMENT

PURCHASE AGREEMENT, dated July 3, 2007 (the “Agreement”), by and among Aleris International, Inc., a Delaware corporation (“Buyer”), Connell Limited Partnership, a Delaware limited partnership (“CLP”), Connell Investment Partnership, a Massachusetts general partnership (“CIP”), and Connell IP, Inc., a Delaware corporation (together with CLP and CIP, the “Sellers,” and each a “Seller”). Buyer and each of the Sellers are separately referred to herein as a “Party” and, together, as the “Parties.”

WHEREAS, the Sellers own, in the aggregate, 100% of the issued and outstanding limited or unlimited liability company interests, shares or other equity interests of Wabash Alloys, L.L.C., a Delaware limited liability company (“Wabash U.S.”), Connell Industries Canada Company, a Nova Scotia unlimited liability company (“Wabash Canada”), Aluminum Recycling Services, S. de R.L. de C.V., a corporation (sociedad de responsibilidad limitada de capital variable) organized under the laws of the United Mexican States (“ARS”), and Wabash Alloys, S. de R.L. de C.V., a corporation (sociedad de responsibilidad limitada de capital variable) organized under the laws of the United Mexican States (“Wabash Mexico” and together with Wabash U.S., Wabash Canada and ARS, the “Companies,” and each a “Company”);

WHEREAS, Buyer desires to acquire, and Sellers desire to sell, the business of the Companies (the “Business”); and

WHEREAS, Buyer and Sellers have determined to effect such acquisition and sale of the Business through (a) the sale, by the Sellers to Buyer or one or more of its Affiliates, of all of the issued and outstanding limited or unlimited liability company interests, shares or other equity interests (the “Interests”) of Wabash U.S., Wabash Canada and ARS and (b) (i) the sale, by Wabash Mexico to Buyer or one more of its Affiliates, of all of the assets, properties, rights, privileges, franchises, operations, goodwill and business of Wabash Mexico and (ii) the assumption, by Buyer or one or more of its Affiliates, of substantially all of the liabilities and obligations of Wabash Mexico;

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, the Parties agree as follows:

ARTICLE I

Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

“Accounting Firm” shall have the meaning assigned to such term in Section 2.3(b)(ii).

“Actual Adjustment” means (a) the Purchase Price as set forth on the Final Statement of Purchase Price minus (b) the Estimated Purchase Price.

“Affiliate” means, with respect to a Person, any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person (and, for purposes of this Agreement, the Companies shall be considered Affiliates of each of the Sellers before the Closing and Wabash U.S., Wabash Canada and ARS shall be considered Affiliates of Buyer after the Closing).

“Agreement” shall have the meaning assigned to such term in the Preamble.

“ARS” shall have the meaning assigned to such term in the Recitals.

“Associate” means, with respect to a Person, (a) any corporation or organization of which such Person is an officer or partner or is directly or indirectly the beneficial owner of ten percent or more of any class of equity securities, (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (c) any relative or spouse of a Person described in clauses (a) or (b) of this definition or any relative of such spouse, who has the same home as such Person.

“Bankruptcy and Equity Exception” shall have the meaning assigned to such term in Section 3.1(c).

“Benefit Plan” means each plan, program, policy, payroll practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or other equity awards, fringe benefits or other employee benefits of any kind, whether formal or informal, funded or unfunded, written or oral and whether or not legally binding, including, without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA but shall not include any “multi-employer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA.

“Business” shall have the meaning assigned to such term in the Recitals.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

“Business Reports” means the Business Reports on the Companies for the months of January, February, March, April and May 2007 delivered to Buyer by the Sellers simultaneously with the execution and delivery of this Agreement.

“Buyer” shall have the meaning assigned to such term in the Preamble.

“Buyer Indemnitees” shall have the meaning assigned to such term in Section 8.3.

“Cap” shall have the meaning assigned to such term in Section 8.4(a).

“Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities and short term investments) of any of the Companies as of immediately prior to the Closing.

“CB Employees” shall have the meaning assigned to such term in Section 5.9(c).

“CC Act” shall means the Canadian Competition Act (1986), as amended.

“CC Act Approval” means that the applicable waiting period under Part IX of the CC Act shall have expired or been waived or terminated, and (i) that an advance ruling certificate shall have been issued by the Commissioner of Competition pursuant to section 102 of the CC Act with respect to the transactions contemplated by this Agreement, or (ii) that Buyer shall have been advised in writing by the Commissioner of Competition that the Commissioner has determined not to make an application for an Order under section 92 or section 100 of the CC Act with respect to the transactions contemplated by this Agreement.

“CIP” shall have the meaning assigned to such term in the Preamble.

“Claim” means any civil, criminal or administrative action, information request, suit, claim, hearing, arbitration, investigation or other proceeding.

“Closing” shall have the meaning assigned to such term in Section 2.5.

“Closing Date” shall have the meaning assigned to such term in Section 2.5.

“CLP” shall have the meaning assigned to such term in the Preamble.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Manner” shall have the meaning assigned to such term in Section 8.7(e).

“Company” and “Companies” shall have the meaning assigned to such terms in the Recitals.

“Company Benefit Plan” means each Benefit Plan (other than an Employee Agreement) which is now or previously has been sponsored, maintained or contributed to or required to be contributed to by any of the Companies or any ERISA Affiliate for the benefit of any Employee, and pursuant to which the Companies or any ERISA Affiliate has or may have any liability, contingent or otherwise.

“Company Employees” shall have the meaning assigned to such term in Section 5.9(d).

“Company Intellectual Property Rights” shall have the meaning assigned to such term in Section 3.17.

“Company Welfare Plans” shall have the meaning assigned to such term in Section 5.9(b).

“Company Related Party” means (a) either any officer or director of any of the Companies and (b) any Affiliate or Associate of any of the Persons listed in clause (a) other than the Companies.

“Competing Business” shall have the meaning assigned to such term in Section 5.5(b).

“Competitive Activity” shall have the meaning assigned to such term in Section 5.5(b).

“Confidential Information” shall have the meaning assigned to such term in Section 5.6.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation, whether written or oral, not including Company Benefit Plans or Employee Agreements.

“Deal Expenses” means any amounts payable by any of the Companies pursuant to the plan and underlying agreements set forth on Schedule 1.

“Debt” means the outstanding principal amount of, all accrued and unpaid interest on and other payment obligations (including any premiums, termination fees, expenses or breakage costs due upon prepayment of or payable in connection with this Agreement or the consummation of the transactions contemplated by this Agreement) in respect of, (a) any indebtedness for borrowed money of any of the Companies, whether or not recourse to the Companies, (b) any obligation of any of the Companies evidenced by bonds, debentures, notes or other similar instruments, (c) any reimbursement obligation of any of the Companies with respect to letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of any of the Companies, (d) any obligation of any of the Companies issued or assumed as the deferred purchase price of property or services, (e) any lease obligation of any of the Companies required to be classified as a capitalized lease obligation under GAAP, (f) any obligation of any of the Companies under any interest rate or currency hedging agreements, (g) any obligation of any of the Companies under any factoring, securitization or other similar facility or arrangement and (h) any obligation of the type referred to in clauses (a) through (g) of this definition of another Person the payment of which any of the Companies have guaranteed or for which any of the Companies is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise.

“Debt Financing” shall have the meaning assigned to such term in Section 5.10.

“Deductible” shall have the meaning assigned to such term in Section 8.4(a).

“Discontinued Properties” shall have the meaning assigned to such term in Section 5.12.

“Employee” means each current (including those on layoff, short-term disability or leave of absence, whether paid or unpaid, but not including those on long-term disability), former, or retired employee, officer, consultant, independent contractor providing individual services, or director of any of the Companies.

“Employee Agreement” means each management, employment, severance, change in control, consulting, non-compete, confidentiality, or similar agreement or contract between the Companies and any Employee pursuant to which any of the Companies, or any ERISA Affiliate, has or may have any liability contingent or otherwise.

“Employee Plan Benefits” shall have the meaning assigned to such term in Section 5.9(a).

“Encumbrance” means any mortgage, pledge, lien, encumbrance, claim, charge, security interest, or other restriction.

“Enterprise Value” means $194,000,000.

“Environmental Laws” means any applicable Law relating to (a) the protection of the environment (including air, water, soil and natural resources), (b) the use, storage, handling, release or disposal of, or exposure to any Hazardous Substances or (c) occupational health or safety as it relates to the use, storage, handling, release or disposal of or exposure to any Hazardous Substances, in each case as have been or may be amended from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and any regulations promulgated or proposed thereunder.

“ERISA Affiliate” means each of CIP and CLP and each business or entity which is a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” with any of the Companies within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with any of the Companies under Section 414(o) of the Code, or is under “common control” with any of the Companies, within the meaning of Section 4001(a)(14) of ERISA, but shall not include the Companies.

“Estimated Purchase Price” means (a) the Enterprise Value, plus (b) CLP’s good faith estimate of the Net Working Capital Adjustment (which may be a negative number if the calculation results in a negative number under clause (b) of the definition of “Net Working Capital Adjustment”), plus (c) CLP’s good faith estimate of the amount of Cash and Cash Equivalents and minus (d) CLP’s good faith estimate of the amount of all Deal Expenses.

“Excluded Representations” shall have the meaning assigned to such term in Section 6.3(b).

“Final Statement of Purchase Price” shall have the meaning assigned to such term in Section 2.3(b).

“Financial Statements” shall have the meaning assigned to such term in Section 3.3.

“Form 8594” shall have the meaning assigned to such term in Section 2.4.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

“Governmental Entity” means the government of the United States of America, any other nation or any political subdivision of any of the foregoing, whether state or local, and any agency, authority, instrumentality, regulatory body, court, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government.

“GST” shall have the meaning assigned to such term in Section 3.11(j).

“Hazardous Substances” means any substance listed, defined, designated or classified as a pollutant or contaminant or as hazardous, toxic or radioactive, or otherwise regulated by, or may form the basis of liability under any applicable Environmental Law, including, without limitation, petroleum and any derivative or by-products thereof and friable asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“including” means including without limitation.

“Indemnitee” shall have the meaning assigned to such term in Section 8.5(a).

“Indemnitor” shall have the meaning assigned to such term in Section 8.5(a).

“Insurance Policies” shall have the meaning assigned to such term in Section 3.13.

“Intellectual Property Rights” means all intellectual and industrial property, including, without limitation, all U.S. and non-U.S. (a) patents, inventions (whether patented or unpatented), trade secrets, know-how, methods, processes, proprietary information, and other forms of technology, (b) trademarks, service marks, trade dress, trade names, brand names, product names, logos, slogans, domain names and other identifiers of source or goodwill, (c) copyrights, including copyrights in computer software and (d) all applications, registrations, renewals and other filings with respect to any of the foregoing.

“Interests” shall have the meaning assigned to such term in the Recitals.

“International Plans” shall have the meaning assigned to such term in Section 3.6(l).

“IRS” means the Internal Revenue Service.

“ITA” means the Income Tax Act (Canada), as amended.

“Investment Canada Act” means the Investment Canada Act (Canada) as amended.

“Investment Canada Act Approval” means approval or deemed approval pursuant to the Investment Canada Act by the applicable Minister.

“Knowledge of the Companies” means the actual knowledge of Bruce A. Warshauer, Joseph J. Adamo, Freddie L. Copeland, Daniel L. Preest, Joseph M. Rosengarten or Brian L. Zirbel.

“Laws” means any federal, state, local or foreign law (including the Foreign Corrupt Practices Act of 1977, as amended and the laws implemented by the Office of Foreign Assets Control, United States Department of Treasury), statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.

“Leased Real Property” shall have the meaning assigned to such term in Section 3.9(b).

“Loss” and “Losses” shall have the meaning assigned to such terms in Section 8.2.

“Major Customers” shall have the meaning assigned to such term in Section 3.15.

“Major Suppliers” shall have the meaning assigned to such term in Section 3.15.

“Material Adverse Effect” means any effect that (a) is materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Companies, taken as a whole, other than any effect resulting from (i) changes in general economic conditions except to the extent such changes have a disproportionate impact on the Companies, taken as a whole, relative to other participants in the industries in which the Companies conduct their businesses (after taking into account the relative market position of the other participants in the industries in which the Companies conduct their businesses), (ii) the announcement of this Agreement and the transactions contemplated hereby, (iii) any act of war or terrorism (other than any such act that causes any damage or renders unusable any facility or property of any of the Companies), (iv) changes, after the date hereof, in GAAP or Laws, in each case applicable to any of the Companies, except to the extent such changes have a disproportionate impact on the Companies, taken as a whole, relative to other participants in the industries in which the Companies conduct their businesses (after taking into account the relative market position of the other participants in the industries in which the Companies conduct their businesses) or (v) arises out of or relates to matters described in Item 1 under the heading “Wabash, Indiana Facility” on Schedule 3.10 or (b) would prevent or materially impair or materially delay the ability of the Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Material Contract” shall have the meaning assigned to such term in Section 3.8(a).

“Mirror Welfare Plans” shall have the meaning assigned to such term in Section 5.9(b).

“Multi-Employer Plan” shall have the meaning assigned to such term in Section 3.6(e).

“Negative Adjustment Amount” shall have the meaning assigned to such term in Section 2.3(c).

“Net Working Capital” means the combined net book value of the current assets (other than Cash and Cash Equivalents) of the Companies, as of immediately prior to the Closing, less the combined net book value of the current liabilities of the Companies, as of immediately prior to the Closing, in each case, without duplication and as determined in accordance with GAAP consistently applied with the application thereof in Exhibit A and otherwise as determined in accordance with the accounting principles, methodologies, procedures and classifications set forth in Exhibit A.

“Net Working Capital Adjustment” means (a) the amount by which the Net Working Capital exceeds $84,500,000 or (b) the amount by which Net Working Capital is less $84,500,000 provided that any amount which is calculated pursuant to clause (b) above shall be deemed to be a negative number.

“Non-CB Employees” shall have the meaning assigned to such term in Section 5.9(a).

“Off-Site Environmental Claim” shall have the meaning assigned to such term in Section 8.7(b).

“On-Site Environmental Claim” shall have the meaning assigned to such term in Section 8.7(a).

“Order” means any order, injunction, judgment, decree or ruling of any Governmental Entity.

“Outstanding Interests” shall have the meaning assigned to such term in Section 2.1.

“Owned Real Property” shall have the meaning assigned to such term in Section 3.9(a).

“Party” and “Parties” shall have the meaning assigned to such terms in the Preamble.

“Pension Plan” shall have the meaning assigned to such term in Section 3.6(d).

“Permit” shall have the meaning assigned to such term in Section 3.7.

“Permitted Encumbrances” means (a) liens for Taxes that are not yet due and payable or which are being contested in good faith for which an adequate reserve has been established on the books and records of the Companies and (b) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other statutory liens arising or incurred in the ordinary and usual course of business.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity.

“Positive Adjustment Amount” shall have the meaning assigned to such term in Section 2.3(c).

“Pre-Closing Period” shall have the meaning assigned to such term in Section 5.8(a).

“Pre-Closing Proceeding” shall have the meaning assigned to such term in Section 5.8(i).

“Proposed Cash and Cash Equivalents” shall have the meaning assigned to such term in Section 2.3(b).

“Proposed Deal Expenses” shall have the meaning assigned to such term in Section 2.3(b).

“Proposed Net Working Capital” shall have the meaning assigned to such term in Section 2.3(b).

“Proposed Purchase Price Calculation” shall have the meaning assigned to such term in Section 2.3(b).

“Purchase Price” means (a) the Enterprise Value, plus (b) the Net Working Capital Adjustment (which may be a negative number if the calculation results in a negative number under clause (b) of the definition of “Net Working Capital Adjustment”), plus (c) the amount of Cash and Cash Equivalents and minus (d) the amount of all Deal Expenses.

“Purchase Price Dispute Notice” shall have the meaning assigned to such term in Section 2.3(b).

“Regulatory Approvals” means CC Act Approval and, if required, Investment Canada Act Approval.

“Released Claims” shall have the meaning assigned to such term in Section 5.7.

“Released Parties” shall have the meaning assigned to such term in Section 5.7.

“Schedules” shall have the meaning assigned to such term in ARTICLE III.

“Seller” and “Sellers” shall have the meaning assigned to such terms in the Preamble.

“Seller Indemnitees” shall have the meaning assigned to such term in Section 8.2.

“Seller Related Party” means (a) any Seller or any officer or director of any Seller and (b) any Affiliate or Associate of any of the Persons listed in clause (a), other than the Companies.

“Seller Savings Plan” shall have the meaning assigned to such term in Section 5.9(i).

“Seller Tax Returns” shall have the meaning assigned to such term in Section 5.8(i).

“Special Representations” shall have the meaning assigned to such term in Section 8.1(c).

“Straddle Period” shall have the meaning assigned to such term in Section 5.8(b).

“Stub Financial Statements” shall have the meaning assigned to such term in Section 3.3.

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, Transfer Taxes, and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not.

“Tax Liability Issue” shall have the meaning assigned to such term in Section 5.8(h).

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

“Termination Date” shall have the meaning assigned to such term in Section 7.1(c).

“Third Party Claim” shall have the meaning assigned to such term in Section 8.5(a).

“Transaction Plan” shall have the meaning assigned to such term in Section 5.9(i).

“Transfer Tax” means all transfer, real property transfer, stock transfer, documentary, sales, use, stamp, registration and other similar Taxes (including penalties and interest). For the avoidance of doubt, Transfer Tax does not include Taxes measured by income or gains (which shall be borne solely by the Sellers).

“Wabash Canada” shall have the meaning assigned to such term in the Recitals.

“Wabash Hourly Union Savings Plan” shall have the meaning assigned to such term in Section 5.9(j).

“Wabash Mexico” shall have the meaning assigned to such term in the Recitals.

“Wabash U.S.” shall have the meaning assigned to such term in the Recitals.

“WARN” means Worker Adjustment and Retraining Notification Act.

“Year-End Financial Statements” shall have the meaning assigned to such term in Section 3.3.

ARTICLE II

Acquisition of the Business

2.1.      Acquisition of the Business. Upon the terms and subject to the conditions of this Agreement, at the Closing, (a) the Sellers shall assign, transfer, convey and deliver to Buyer, and Buyer shall acquire from the Sellers, all of the Interests issued and outstanding immediately prior to the Closing (the “Outstanding Interests”) free and clear of all Encumbrances, (b) Wabash Mexico shall assign, transfer, convey and deliver to Buyer, and Buyer shall acquire from Wabash Mexico, all of the assets, properties, rights, privileges, franchises, operations, goodwill and business of Wabash Mexico free and clear of any Encumbrances (other than Permitted Encumbrances) and (c) Wabash Mexico shall assign, transfer, convey and deliver to Buyer, and Buyer shall assume from Wabash Mexico, all of the liabilities and obligations of Wabash Mexico (other than any liabilities of Wabash Mexico for Taxes).

2.2.      Purchase Price. The Purchase Price for the Business shall be payable by Buyer as set forth in Section 2.3, subject to the adjustments set forth therein.

2.3.      Adjustment to Purchase Price.

(a)        Estimated Purchase Price. No later than five Business Days prior to the Closing Date, the Sellers shall deliver to Buyer (i) a calculation of the Estimated Purchase Price and the components thereof, together with reasonable supporting detail, and based on the Companies’ books and records and other information then available and (ii) wire transfer instructions for payment of the Estimated Purchase Price. On the Closing Date, Buyer shall pay, or shall cause to be paid an amount in cash equal to the Estimated Purchase Price by wire transfer of immediately available funds in accordance with such wire transfer instructions.

(b)        Preparation of the Final Statement of Purchase Price.

(i)        As soon as practicable, but no later than 90 days after the Closing Date, Buyer shall prepare and deliver to the Sellers the proposed calculation of the Purchase Price (the “Proposed Purchase Price Calculation”) and the components thereof, including (A) a proposed calculation of Net Working Capital and the Net Working Capital Adjustment (the “Proposed Net Working Capital”), (B) a proposed calculation of the amount of Cash and Cash Equivalents (the “Proposed Cash and Cash Equivalents”) and (C) a proposed calculation of the Deal Expenses (the “Proposed Deal Expenses”), and, in each case, the components thereof, together with reasonable supporting detail.

(ii)        If the Sellers do not give a written notice of dispute (a “Purchase Price Dispute Notice”) to Buyer within 30 days of receiving the Proposed Purchase Price Calculation, (A) the Proposed Net Working Capital shall be deemed to set forth the Net Working Capital, (B) the Proposed Cash and Cash Equivalents shall be deemed to set forth the Cash and Cash Equivalents, (C) the Proposed Deal Expenses shall be deemed to set forth the Deal Expenses and (D) the Proposed Purchase Price Calculation shall be deemed to be final and binding in determining the Purchase Price. If the Sellers give a Purchase Price Dispute Notice to Buyer (which Purchase Price Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute) within such 30-day period, Buyer and the Sellers will use commercially reasonable best efforts to resolve the dispute during the 30-day period commencing on the date Buyer receives the applicable Purchase Price Dispute Notice from the Sellers. Items and amounts not objected to by the Sellers in the Purchase Price Dispute Notice shall be deemed resolved. If the Sellers and Buyer do not obtain a final resolution within such 30-day period, then the items in dispute shall be submitted immediately to a nationally-recognized, independent accounting firm reasonably acceptable to the Sellers and Buyer (the “Accounting Firm”). The Accounting Firm shall be required to render a determination resolving the applicable dispute within 45 days after referral of the matter to the Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon the Sellers and Buyer. Buyer will revise the Proposed Purchase Price Calculation as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.3(b)(ii). The “Final Statement of Purchase Price” shall mean the

Proposed Purchase Price Calculation together with any revisions thereto pursuant to this Section 2.3(b)(ii).

(iii)       In the event the Sellers and Buyer submit any unresolved objections to the Accounting Firm for resolution as provided in Section 2.3(b)(ii), the responsibility for the fees and expenses of such Accounting Firm shall be paid by Buyer, on the one hand, and the Sellers on the other hand, in inverse proportion (based on value) as Buyer and the Sellers prevail on any disputed matters, as determined by the Accounting Firm.

(iv)       Buyer will make the Companies’ financial records available to the Accounting Firm and the Sellers and their accountants and other representatives at reasonable times at any time during the review by the Sellers and/or the Accounting Firm, as the case may be, of, and the resolution of any objections with respect to, the Proposed Purchase Price Calculation.

(c)        Adjustment to Estimated Purchase Price.

(i)        If the Actual Adjustment is a positive amount (the “Positive Adjustment Amount”), Buyer will pay, or cause to be paid, to the Sellers in accordance with the wire transfer instructions delivered by the Sellers, an amount in cash equal to the Positive Adjustment Amount net of applicable withholding taxes, if any, by wire transfer or delivery of other immediately available funds within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b).

(ii)        If the Actual Adjustment is a negative amount (the absolute value of such negative amount, the “Negative Adjustment Amount”), the Sellers will pay to Buyer an amount in cash equal to the Negative Adjustment Amount by wire transfer or delivery of other immediately available funds within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b).

2.4.      Allocation of Purchase Price. Within 90 days after the Closing Date, Buyer and the Sellers shall in good faith attempt to agree to an allocation of the Outstanding Interests and the assets and liabilities of Wabash Mexico in a manner consistent with rules under Section 1060 of the Code. The Sellers and Buyer shall each file Internal Revenue Service Form 8594 and any required attachments thereto (“Form 8594”), together with all federal, state, local and foreign tax returns, in a manner consistent with and in accordance with such agreed upon allocations. In addition, within 90 days after the Closing Date, Buyer and the Sellers shall in good faith attempt to agree on a determination of the amounts relating to the Outstanding Interests that are allocable to Section 751 Property (as defined in the applicable Treasury Regulations under Section 751 of the Code) in accordance with applicable Treasury Regulations. The Seller and Buyer shall file all federal, state, local and foreign tax returns, in a manner consistent with and in accordance with such agreed upon allocations.

2.5.      Closing. Subject to the provisions of ARTICLE VI, the closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York at 9:00 a.m., New York time, on the third Business Day immediately following the day on which the last of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement, or on such other date as Buyer and the Sellers shall agree (the date on which the Closing takes place, the “Closing Date”).

2.6.      Withholding. Subject to Section 5.8(k), Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer is required to deduct and withhold with respect to the making of such payments under the Code, or any provision of any Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

Representations and Warranties of the Sellers

Except (a) as set forth in the corresponding sections of the disclosure letter delivered to Buyer by the Sellers simultaneously with the execution and delivery of this Agreement (the “Schedules”) (it being agreed that disclosure of any item in any section of the Schedules shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent) and (b) with respect to the representations in Sections 3.4 and 3.15, as set forth in the Business Reports (it being agreed that Sellers are not making any representation or warranty with respect to the contents of the Business Reports), the Sellers, jointly and severally, represent and warrant to Buyer, as follows:

3.1.      Ownership; Authorization of Transaction.

(a)        Schedule 3.1(a) accurately sets forth all of the Interests owned of record and beneficially by each Seller. All such Interests are owned by such Sellers free and clear of any Encumbrances.

(b)        The authorized and issued equity of the Companies is as set forth on Schedule 3.1(b). All of the Interests have been duly authorized and are validly issued, fully paid and nonassessable. The Companies have no shares of capital stock or other equity interests reserved for issuance. Upon the Closing, Buyer will own all of the Interests, and such ownership will be free and clear of any Encumbrances. Upon the Closing, Buyer will own all of the assets, properties, rights, privileges, franchises, operations, goodwill and business of Wabash Mexico free and clear of any Encumbrances (other than Permitted Encumbrances) and Debt. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any of the Companies to issue or sell any

Interests or any shares of capital stock, equity interests or other securities of any of the Companies or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Interests or any shares of capital stock, equity interests or other securities of any of the Companies, and no securities or obligations evidencing such rights are authorized, issued or outstanding. None of the Companies have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with either of the Sellers on any matter. None of the Companies owns any equity or other ownership interest in any Person.

(c)        Each Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and the execution, delivery and performance by each Seller of this Agreement have been duly authorized by all necessary corporate or other similar action on the part of each Seller. This Agreement constitutes a valid and legally binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights (the “Bankruptcy and Equity Exception”). Each of the Companies is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Sellers have made available to Buyer complete and correct copies of the Companies’ governing documents, each as amended to the date hereof, and each as so delivered is in full force and effect. Schedule 3.1(c) contains a correct and complete list of each jurisdiction where each of the Companies is organized and qualified to do business.

3.2.      No Conflicts.

(a)        Other than the filings required under the HSR Act, in respect of the Regulatory Approvals and any antitrust filings required in Mexico, no notices, reports or other filings are required to be made by either of the Sellers or the Companies with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any of the Sellers or the Companies from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the Sellers and the consummation by the Sellers of the transactions contemplated hereby, except those for which the failure to obtain such consent, approval or waiver is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(b)        The execution, delivery and performance of this Agreement by the Sellers do not, and the consummation of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the governing documents of the Sellers or the Companies, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of an Encumbrance on any of the assets of the Companies pursuant to any Contract binding upon any of the Companies or, assuming (solely with respect to performance of this Agreement and consummation of the transactions contemplated hereby) the requisite filing under the HSR Act and the CC Act, under any Law to which any of the Companies are subject or (iii) any change in the rights or obligations of any party under any Contract binding on any of the Companies, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

3.3.      Financial Statements. Simultaneously with the execution and delivery of this Agreement, CLP is delivering to Buyer copies of (a) the special-purpose balance sheet of the Wabash Alloys Division of CLP at December 31, 2006, the related special-purpose statement of operations and parent investment and of cash flows for the year then ended and the Report of Independent Auditors thereon (collectively, the “Year-End Financial Statements”) and (b) the unaudited special-purpose balance sheet of the Wabash Alloys Division of CLP at May 31, 2007 and the related unaudited special-purpose statement of operations and parent investment and of cash flows for the five-month period then ended (collectively, the “Stub Financial Statements” and, together with the Year-End Financial Statements, the “Financial Statements”). Except as set forth in the Year-End Financial Statements, the special-purpose balance sheet included in the Year-End Financial Statements (including any related notes and schedules) fairly presents in all material respects the consolidated financial position of the Companies as of its date and the related special-purpose statement of operations and parent investment and of cash flows included in the Year-End Financial Statements (including any related notes and schedules) fairly presents in all material respects the combined results of operations and cash flows of the Companies for the period then ended, in each case in conformity with GAAP. Except as set forth on the Stub-Financials, the special-purpose balance sheet included in the Stub Financial Statements (including any related notes and schedules) fairly presents in all material respects the consolidated financial position of the Companies as of its date and the related special-purpose statement of operations and parent investment and of cash flows included in the Stub Financial Statements (including any related notes and schedules) fairly presents in all material respects the combined results of operations and cash flows of the Companies for the period then ended, in each case in conformity with GAAP, subject to (A) the absence of footnote disclosures and other presentation items and (B) changes resulting from normal de minimis year-end adjustments.

3.4.      Absence of Certain Changes. Since December 31, 2006, (a) the Companies have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and (b) no event, development, circumstance or occurrence has occurred that, individually or in the aggregate with all other events, developments, circumstances or occurrences, has had or is reasonably likely to have a Material Adverse Effect. Since December 31, 2006, the Companies have not taken any action or omitted to take any actions which, had such actions or omissions occurred after the date of this Agreement, would have breached any of the covenants contained in Section 5.1.

3.5.      Litigation and Liabilities.

(a)        Schedule 3.5(a) contains a true and complete list of any Claim that has been commenced or, to the Knowledge of the Companies, threatened against any of the Companies,

which would reasonably be likely to result in a liability to any of the Companies of $50,000 or more.

(b)        There is no Claim that has been commenced or, to the Knowledge of the Companies, threatened against any of the Companies, which would, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. None of the Companies is subject to any Order.

(c)        Except for liabilities and obligations (i) reflected or reserved against in the Financial Statements, (ii) incurred in the ordinary and usual course of business consistent with past practice since December 31, 2006 or (iii) that would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, no Company has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP.

3.6.      Employees; Benefits.

(a)        Schedule 3.6(a) contains a true and complete list of each Company Benefit Plan and each Employee Agreement. Neither the Companies nor any ERISA Affiliate has any plan or commitment to establish any new Company Benefit Plan, to enter into any Employee Agreement or to modify or to terminate any Company Benefit Plan or Employee Agreement (except to the extent required by a collective bargaining agreement or to conform any such Company Benefit Plan or Employee Agreement to the requirements of any applicable Law, in each case as previously disclosed to Buyer, or as required by this Agreement), nor has any intention to do any of the foregoing been communicated by the Companies or an ERISA Affiliate to Employees.

(b)        The Companies have provided to Buyer (i) current, accurate and complete copies of each Company Benefit Plan and each Employee Agreement, including all amendments thereto and trust or funding agreements with respect thereto and other material documents related thereto, (ii) the two most recent annual actuarial valuations, if any, prepared for each Company Benefit Plan sponsored by a Company or in which Employees participate, (iii) the two most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA in connection with each Company Benefit Plan or related trust, (iv) the most recent determination letter received from the IRS, if any, for each Company Benefit Plan and related trust which is intended to satisfy the requirements of Section 401(a) of the Code, (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Company Benefit Plan and (vi) all material communications to Employees with respect to each Company Benefit Plan.

(c)        With respect to each Company Benefit Plan (i) each of the Companies, and each ERISA Affiliate have performed all material obligations required to be performed by them under each Company Benefit Plan and Employee Agreement and none of the Companies or any ERISA Affiliate is in default under or in material violation of, any Company Benefit Plan, (ii) each Company Benefit Plan has been established and materially maintained in accordance with its terms and in compliance with all applicable Laws, including without limiting the foregoing, the timely filing of all required material reports, documents and notices, where applicable, with the IRS and the U.S. Department of Labor or other applicable governmental agency in a foreign jurisdiction, (iii) each Company Benefit Plan intended to qualify under Section 401 of the Code has received a determination letter issued by the IRS to the effect that each such Company Benefit Plan is so qualified and that each trust forming a part of any such Company Benefit Plan is exempt from tax pursuant to Section 501(a) of the Code and no circumstances exist which would adversely affect this qualification or exemption, (iv) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Benefit Plan, (v) no action or failure to act and no transaction or holding of any asset by, or with respect to, any Company Benefit Plan has or may subject the Companies or any fiduciary to any material tax, penalty or other material liability whether by way of indemnity or otherwise under Chapter 43 of Subtitle D of the Code, (vi) there are no actions, proceedings, arbitrations, suits or claims pending, or to the Knowledge of the Companies or any ERISA Affiliate, threatened or anticipated (other than routine claims for benefits) against the Companies or any ERISA Affiliate or any administrator, trustee or other fiduciary of any Company Benefit Plan with respect to any Company Benefit Plan or Employee Agreement, or against any Company Benefit Plan or against the assets of any Company Benefit Plan, (vii) to the Knowledge of the Companies or any ERISA Affiliate, no Company Benefit Plan is under audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or the Department of Health and Human Services or other applicable governmental agency in a foreign jurisdiction and (viii) to the Knowledge of the Companies, each Company Benefit Plan sponsored by the Companies can be terminated or otherwise discontinued without liability (other than with respect to benefits accrued prior to termination) and the participation of Employees in any Company Benefit Plan may be terminated without liability to the Companies.

(d)        With respect to each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”), (i) no liability under Title IV of ERISA has been incurred by the Companies or any ERISA Affiliate which has not been satisfied in full, and no event has occurred and no condition exists that could reasonably be likely to result in the Companies or any ERISA Affiliate incurring a liability under Title IV of ERISA, (ii) each Pension Plan which is subject to Part 3 of Subtitle B or Title I of ERISA of Section 412 of the Code, has been maintained in compliance with the minimum funding standards of ERISA and the Code and no such Pension Plan has incurred any “accumulated funding deficiency” as defined in Section 412 of the Code and Section 302 of ERISA, whether or not waived, (iii) neither the Companies nor any ERISA Affiliate has sought or received a waiver of its funding requirements with respect to any Pension Plan and all contributions payable with respect to each Pension Plan have been timely made and (iv) no reportable event, within the meaning of Section 4043 of ERISA (except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect), and no event described in Section 4062 or 4063 of ERISA, has occurred with respect to any Pension Plan.

(e)        Except as set forth on Schedule 3.6(e), at no time during the last six years have the Companies or any ERISA Affiliate been required to contribute to, or incurred any withdrawal liability (within the meaning of Section 4201 of ERISA) to any “multi-employer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA covering Employees (any such plan, a “Multi-Employer Plan”), which liability has not been fully paid as of the date hereof. As of the Closing Date, the Companies and each ERISA Affiliate will not have completely or partially withdrawn from any Multi-Employer Plan and will not be subject to any withdrawal liability as described in Section 4201 of ERISA for withdrawals that have occurred on or prior to the

Closing Date. Neither the Companies nor any ERISA Affiliate has knowledge that any Multi-Employer Plan fails to qualify under Section 401(a) of the Code, is insolvent, is in reorganization within the meaning of Part 3 of Subtitle E of Title IV of ERISA or that a condition exists which presents a material risk of any Multi-Employer Plan becoming insolvent or going into reorganization. The Companies have delivered to Buyer a schedule showing the contributions made by the Companies and each ERISA Affiliate to each of the Multi-Employer Plans for the most recent five plan years immediately preceding the date hereof. With respect to each Multi-Employer Plan, the Companies and each ERISA Affiliate have performed all obligations required to be performed by them under each Multi-Employer Plan and none of the Companies or any ERISA Affiliate is in default under or in violation of any Multi-Employer Plan.

(f)        Except as set forth on Schedule 3.6(f), none of the Companies nor any ERISA Affiliate (i) maintains or contributes to any Company Benefit Plan which provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any Employee upon his retirement or termination of employment, except as may be required by Section 4980B of the Code or similar law or (ii) has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) to do so, except to the extent required by Section 4980B of the Code or similar law.

(g)        Except as set forth on Schedule 3.6(g) or as otherwise set forth in this Agreement, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Company Benefit Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Companies or Buyer to amend or terminate any Company Benefit Plan sponsored by a Company.

(h)        No Company Benefit Plan provides for payments or benefits that, individually or in the aggregate, would be reasonably likely to give rise to the payment of any amount that would result in a material loss of tax deductions by the Companies pursuant to Section 280G of the Code, if applicable.

(i)         Each Company Benefit Plan and Employee Agreement that is providing or could be considered to provide for the deferral of compensation within the meaning of Section 409A of the Code has been operated substantially in compliance with Section 409A of the Code since January 1, 2005, based on a good faith, reasonable interpretation of Section 409A of the Code and the relevant Internal Revenue Service notices, proposed regulations or final regulations.

(j)         With respect to each Company Benefit Plan which is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, all claims incurred (including claims incurred but not reported) by Employees thereunder for which the Companies are, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurer bears any risk of loss with respect to such claims or (ii) to the extent required to be accrued, have been accrued in accordance with GAAP on the books of the applicable Company.

(k)        Following the Closing, the Companies will have no liability, contingent or otherwise, to, or with respect to any Benefit Plan (other than as set forth in Section 5.9), which is now or previously has been sponsored, maintained or contributed to, or required to be contributed to, by any ERISA Affiliate.

(l)        With respect to all Company Benefit Plans subject to the Laws of any jurisdiction outside the United States (“International Plans”), (i) to the Knowledge of the Companies, the International Plans have been maintained in all material respects in accordance with all applicable Laws, (ii) to the Knowledge of the Companies, if intended to qualify for special tax treatment, the International Plans meet the requirements for such treatment in all material respects and (iii) if intended to be funded and/or book-reserved, the International Plans are fully funded and/or book reserved based upon reasonable actuarial assumptions.

3.7.      Compliance with Laws. The Business has not been, and is not being, conducted in violation of any Law, except for violations that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. No investigation or review by any Governmental Entity with respect to any of the Companies is pending or, to the Knowledge of the Companies, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. No material change is required in the Companies’ processes, properties or procedures in connection with any Law, and none of the Companies have received any notice or communication of any material noncompliance with any Law that has not been cured as of the date hereof. Each of the Companies has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (each a “Permit”) necessary to conduct its business as presently conducted, except those the absence of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. No conflict, default or violation has occurred with respect to any such Permit and none of the Companies have received notice from any Governmental Entity threatening to revoke any such Permit, except in each case as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

3.8.      Material Contracts.

(a)        Schedule 3.8(a) sets forth each Contract to which any of the Companies is a party or by which any of the Companies or any of their respective properties or assets is or may be bound that:

(i)        contains covenants that limit the ability of any of the Companies to compete in any business or with any Person or in any geographic area, or to sell, supply or distribute any service or product;

(ii)        provides for the formation, creation, operation, management or control of any partnership or joint venture or other similar arrangement by any of the Companies;

(iii)        relates to (A) Debt having an outstanding principal amount in excess of $100,000 or (B) conditional sale arrangements, the sale, securitization or servicing of loans or loan portfolios, in each case in connection with which the aggregate actual or contingent obligations of any of the Companies under such contract are greater than $100,000;

(iv)        contains a cap or ceiling on the prices that can be charged by any of the Companies for products;

(v)         provides for annual payments to or from any of the Companies of $100,000 or more and has a term of 12 months or more;

(vi)        is for the lease of personal property under which any of the Companies is the lessee and is obligated to make payments of more than $100,000 per annum;

(vii)       relates to any hedging or swap arrangement; or

(viii)      is a stock purchase agreement, asset purchase agreement or other acquisition or divestiture Contract entered into during the past five years.

Each Contract of the type described in this Section 3.8(a) is referred to herein as a “Material Contract.”

(b)        The Companies have made available to Buyer complete and correct copies of each written Material Contract (including all amendments thereto) and a summary of the terms of each oral Material Contract (or a copy of written terms proposed for Contracts not executed but in which performance has begun). All of the Material Contracts are valid and legally binding obligations of the relevant Companies enforceable against such Companies in accordance with their respective terms, except as limited by the Bankruptcy and Equity Exception and, none of the Companies, or, to the Knowledge of the Companies, any other party to any Material Contract is in breach or default thereunder, and to the Knowledge of the Companies, no event has occurred which, with notice or lapse of time or both would constitute a breach or default thereof, require indemnification by any of the Companies thereunder, or permit termination or modification thereof or acceleration thereunder.

3.9.      Real Property.

(a)        Schedule 3.9(a) sets forth a true and complete list of all real property owned by any of the Companies (the “Owned Real Property”). With respect to each of the Owned Real Property, (i) the relevant Company has good and marketable fee simple title, free and clear of Encumbrances (other than Permitted Encumbrances), (ii) none of the Companies has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (iii) other than the rights of Buyer pursuant to this Agreement, there are no unrecorded options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b)        Schedule 3.9(b) includes a true and complete list of all leases, subleases or other occupancies used by any of the Companies or to which any of the Companies is a party (the “Leased Real Property”). Each of the Leased Real Property is in full force and effect, free and clear of any Encumbrances (other than Permitted Encumbrances), and there is no default by any of the Companies in respect of any such Leased Real Property.

3.10.     Environmental Matters. (a) Each of the Companies is in compliance in all material respects with all applicable Environmental Laws, possesses and is in compliance in all material respects with all Permits required under Environmental Law, and has made all appropriate filings for issuance or renewal of all material Environmental Permits; (b) except as would not reasonably be expected to result in a Material Adverse Effect, the Owned Real Property and the Leased Real Property and, to the Knowledge of the Companies, real property formerly owned, leased or operated by any of the Companies, are free of any Hazardous Substances, and there have been no releases of Hazardous Substances at, under, about or migrating from, the Owned Real Property or the Leased Real Property; (c) none of the Companies is the subject of any pending, or to the Knowledge of the Companies, threatened, Claims alleging a material violation of, or material liability under, Environmental Law; (d) to the Knowledge of the Companies, none of the Companies has used any waste disposal site, or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Substances to any place or location (i) in material violation of any Environmental Laws, (ii) listed on the National Priorities List or any comparable list of state sites or (iii) in a manner that is reasonably likely to give rise to material liabilities pursuant to any Environmental Laws; (e) to the Knowledge of the Companies, there are no past or present conditions, events, facts or circumstances that may materially interfere with or prevent continued compliance by any of the Companies with Environmental Laws or that may cause any of the Companies to incur material liability or other obligations under any Environmental Laws; and (f) the Companies have delivered to Buyer true and complete copies and results of any material, non-privileged, written reports, studies, analyses, tests, or monitoring in the control and custody of the Companies pertaining to any releases of Hazardous Substances at, under, about or migrating to or from, the Owned Real Property and the Leased Real Property, or concerning compliance by any of the Companies with Environmental Laws. Notwithstanding anything contained herein to the contrary, this Section 3.10 contains the sole and exclusive representations and warranties of the Companies with respect to any environmental matter.

3.11.     Tax Matters.

(a)         Each of the Companies has duly and timely filed all Tax Returns required to be filed by them, and all such Tax Returns are true, complete and correct in all material respects. Each of the Companies has paid all Taxes due and owing by it (whether or not shown due on any Tax Return). The combined balance sheet of the Companies that is included in the Stub Financial Statements reflects adequate accruals for all Taxes payable by the Companies for all taxable periods and portions thereof through May 31, 2007. Since May 31, 2007, none of the Companies has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary and usual course of business consistent with past practice.

(b)         Each of the Companies has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by applicable Laws, withheld and paid over to the proper Governmental Entity all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, Seller, stockholder or other third party.

(c)         No deficiencies for any Taxes have been proposed, asserted or assessed against any of the Companies. No Governmental Entity is conducting or to the Knowledge of the Companies is proposing to conduct an audit or administrative or judicial proceeding with respect to Taxes or any Tax Returns of any of the Companies. No extension or waiver of the statute of limitations with respect to Taxes or any Tax Return has been granted by any of the Companies, which remains in effect. All Tax deficiencies which have been proposed, asserted or assessed against any of the Companies have been fully paid or finally settled. None of the Companies has received notice of a claim by any Governmental Entity in any jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(d)         None of the Companies is a party to or bound by any Contract to allocate, share or indemnify another party for Taxes.

(e)         Each of the Companies has fully and timely complied in all material respects disclosure requirements with respect to “reportable transactions” under Sections 6011 and 6111 of the Code, and applicable Treasury Regulations thereunder, and all similar requirements imposed by state, local or foreign laws or regulations.

(f)          No closing agreement is currently in force pursuant to Section 7121 of the Code (or any similar provision of law) with respect to any of the Companies.

(g)         Each of the Companies has at all times since its formation been treated as a partnership for U.S. federal income tax purposes. No election has been filed under Treasury Regulation Section 301.7701-3(c) to treat any of the Companies as an association taxable as a corporation.

(h)         There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Companies.

(i)          Each of the Companies has made available to Buyer, true, correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies, relating to it that have been filed or received since December 31, 2004.

(j)          Wabash Canada is duly registered with the appropriate Canadian Taxing Authority under the Excise Tax Act (Canada) for purposes of the goods and services tax (“GST”). Wabash Canada has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST and provincial sales tax or harmonized tax legislation.

3.12.      Labor Matters.

(a)          To the Knowledge of the Companies, none of the Companies are the subject of any material proceeding asserting that the Companies have committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel bargaining with any labor organization; nor is there pending or, to the Knowledge of the Companies, threatened, nor has there been for the past two years, any material labor strike, picketing, walk-out, work stoppage or lockout involving any of the Companies. Schedule 3.12(a) contains a true and complete list of all collective bargaining agreements or union contracts to which any Company is a party to or bound by with respect to the Employees and to the Knowledge of the Companies, as of the date of this Agreement, no such agreement or contract is currently being negotiated.

(b)         To the Knowledge of the Companies, the Companies (i) are in compliance in all respects with all applicable Laws respecting employment, overtime pay and wages and hours, in each case, with respect to their employees, (ii) have withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payment to their employees and (iii) are not liable for or in arrears with respect to wages or any taxes or any penalty for failure to comply with any of the foregoing except, in each case, to the extent as is not reasonably likely to have a Material Adverse Effect.

(c)         None of the Companies classifies any individual as an “independent contractor” or similar status who, according to a Benefit Plan or applicable Law, should be classified as an employee or of similar status.

3.13.      Insurance. Schedule 3.13 contains a true and complete list of all policies of excess loss, fire, liability, production, completion bond, workmen’s compensation and other forms of insurance currently in effect covering any of the assets, business, officers, directors or employees of any of the Companies (the “Insurance Policies”). All Insurance Policies are in full force and effect and all premiums due thereunder have been paid. The Insurance Policies provide insurance coverage for the Business and assets of the Companies consistent with the coverage customarily maintained by similarly situated companies. During the last three years, none of the Companies has been refused any insurance, nor has their coverage been limited by any insurance carrier. The Companies have timely filed all claims for which they are seeking payment or other coverage under any Insurance Policies. None of the Companies has received any notice of increase in premiums with respect to, or any notice of cancellation or non-renewal of, any of its current Insurance Policies, and none of the Companies has made any claim against an Insurance Policy as to which the insurer is denying coverage or defending the claim under a reservation of rights.

3.14.      Related Party Transactions.

(a)         As of the Closing, no Seller Related Party (i) will have any interest in any property (real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Business as currently conducted, (ii) will own, of record or as a beneficial owner, an equity interest or any other financial or a profit interest in a Person that has had business dealings or a material financial interest in any transaction with the Business as currently conducted or (iii) will be a party to any Contract with, or have any claim or right against, any of the Companies (other than Wabash Mexico).

(b)         As of the Closing, (i) none of the Companies (other than Wabash Mexico) will be indebted, directly or indirectly, to any Seller Related Party and (ii) no Seller Related Party will be indebted to any of the Companies (other than Wabash Mexico).

(c)        No Company Related Party (i) has any interest in any property (real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Business as currently conducted, (ii) owns, of record or as a beneficial owner, an equity interest or any other financial or a profit interest in a Person that has had business dealings or a material financial interest in any transaction with any of the Companies or (iii) is a party to any Contract with, or has any claim or right against, any of the Companies (except for employment and similar Contracts and claims thereunder).

(d)        None of the Companies is indebted, directly or indirectly, to any Company Related Party, other than for salaries for services rendered or reimbursable business expenses, nor is any Company Related Party indebted to any of the Companies, except for advances made to employees of the Companies in the ordinary and usual course of business consistent with past practice to meet reimbursable business expenses anticipated to be incurred by such obligor.

3.15.     Suppliers and Customers. Schedule 3.15 sets forth a list of (a) the ten largest suppliers (by dollar amount) to the Companies, taken as a whole, from January 1, 2007 to May 31, 2007 (the “Major Suppliers”) and (b) the ten customers with the highest dollar amount of purchases from the Companies, taken as a whole, from January 1, 2007 to May 31, 2007 (the “Major Customers”). Since January 1, 2007, no termination, cancellation or adverse material change in the business relationship of the Companies has occurred or, to the Knowledge of the Companies, has been threatened by any Major Supplier or Major Customer.

3.16.     Brokers and Finders. None of the Sellers, the Companies, or any of their respective officers, directors or employees has employed, retained or engaged any broker or finder or incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement.

3.17.     Intellectual Property Rights. One of the Companies exclusively owns or has the valid right to use all Intellectual Property Rights used or held for use in the conduct of the Business as currently conducted, without conflict with rights of other Persons (“Company Intellectual Property Rights”), and all such Company Intellectual Property Rights owned by the Companies are free and clear of all Encumbrances (other than Permitted Encumbrances). Schedule 3.17 lists all registered (and pending registration) Company Intellectual Property Rights that are owned by the Companies. Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby will alter or impair the Company Intellectual Property Rights or, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, a breach or termination of, or cancellation or reduction in rights of the Companies under, any Contract providing for the license of any Intellectual Property Right to the Companies. The Companies have taken all commercially reasonable steps to protect and maintain the Company Intellectual Property Rights, including by obtaining enforceable assignment and confidentiality agreements from any employee or consultant that could reasonably be expected to create Company Intellectual Property Rights. To the Knowledge of the Companies, no Person is infringing or otherwise violating the Company Intellectual Property Rights. To the Knowledge of the Companies, none of the Companies is infringing or otherwise violating the Intellectual Property Rights of any other Person. None of the Companies has received any written notice alleging that the Companies are infringing upon or otherwise violating the Intellectual Property Rights of any Person, and to the Knowledge of the

Companies, there are no facts that would support any such allegation. None of the Companies is a party to any action, suit or other proceeding relating to Intellectual Property Rights.

3.18.     Questionable Payments. To the Knowledge of the Companies, none of the Companies or any of the Sellers (or any of their respective directors, officers, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, as amended or any similar Law under any jurisdiction, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.19.     Power of Attorney. None of the Sellers or the Companies has given any irrevocable power of attorney (other than such powers of attorney given in the ordinary and usual course of business with respect to routine matters or as may be necessary or desirable in connection with the transactions contemplated hereby) to any Person for any purpose whatsoever with respect to any of the Companies.

ARTICLE IV

Representations and Warranties of Buyer

Buyer represents and warrants to the Sellers as follows:

4.1.      Organization, Good Standing and Qualification. Buyer is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

4.2.      Corporate Authority. Buyer has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and is a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3.      Governmental Filings; No Violations.

(a)        Other than the filings required under the HSR Act, in respect of the Regulatory Approvals and any antitrust filings required in Mexico, no notices, reports or other filings are required to be made by Buyer with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Buyer from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

(b)        The execution, delivery and performance of this Agreement by Buyer do not, and the consummation by Buyer of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the governing documents of Buyer, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of an Encumbrance on any of the assets of Buyer pursuant to, any Contracts binding upon Buyer or (iii) any change in the rights or obligations of any party under any such Contract, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

4.4.       Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Buyer, threatened against Buyer, except for those that are not, individually or in the aggregate, reasonably likely to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

4.5.       Sufficient Funds. At the Closing, Buyer will have sufficient immediately available funds to consummate the transactions contemplated by this Agreement.

ARTICLE V

Covenants

5.1.       Interim Operations. Except as (a) Buyer shall otherwise approve in writing, such approval not to be unreasonably withheld or delayed, (b) otherwise expressly contemplated by this Agreement, (c) required by applicable Laws or (d) set forth on Schedule 5.1, after the date hereof and prior to the Closing, the Sellers shall cause the Companies to (i) conduct the Business in the ordinary and usual course, (ii) use their respective commercially reasonable best efforts to preserve the Companies’ business organizations intact and maintain existing relations and goodwill with all Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates, (iii) use their respective commercially reasonable best efforts to keep available the services of the Companies’ present employees and agents and (iv) keep Buyer reasonably informed with respect to, and allow Buyer to participate in, any meetings or correspondence with any Governmental Entity with respect to, any matter relating to any Environmental Law, including with respect to aluminum dross or fines or the active or closed landfills at the Wabash, Indiana facility. Without limiting the generality of the foregoing and in furtherance thereof, except as (a) Buyer shall otherwise approve in writing, such approval not to be unreasonably withheld or delayed, (b) otherwise expressly contemplated by this Agreement,

(c) required by applicable Laws or (d) set forth on Schedule 5.1, after the date hereof and prior to the Closing, the Sellers shall cause the Companies not to:

(i)        (A) adjust, split, combine or reclassify its membership interests or capital stock, (B) grant (whether or not for consideration) any Person any option or other right to acquire any membership interests or shares of capital stock or other securities, (C) issue (whether or not for consideration) any membership interests, shares of capital stock or other securities or (D) enter into any Contract with respect to the sale, voting, registration or repurchase of membership interests, capital stock or other securities;

(ii)       declare or pay any non-cash dividend or make any non-cash distribution in respect of, or repurchase or redeem, any membership interests or shares of capital stock;

(iii)      directly or indirectly sell, transfer, pledge, otherwise create any Encumbrance (other than Permitted Encumbrances) on or otherwise dispose of any assets, except for sale of products or services in the ordinary and usual course of business consistent with past practice;

(iv)      amend its governing documents;

(v)       merge or consolidate with any other Person;

(vi)      acquire assets (other than purchases of supplies in the ordinary and usual course of business consistent with past practice) or capital stock or other securities of any other Person;

(vii)      incur, create, assume, guarantee or otherwise become liable for any Debt;

(viii)     enter into or modify any employment, severance, stay-pay, termination plan or program or similar Employee Agreement with, or grant any bonuses, salary increases, severance or termination pay to, any Employee, or otherwise increase the compensation or benefits provided to any Employee, except as may be required by a collective bargaining agreement or in the ordinary course of business consistent with past practice for Employees who are not executive officers, vice presidents or plant managers; provided, however that any such increase shall not result in an increase in the base compensation of any Employee in excess of 3% over the base compensation for any such Employee in the prior year;

(ix)      enter into or adopt any new employee benefit plan, program or other similar Benefit Plan or Employee Agreement or amend any Benefit Plan or Employee Agreement except as may be required by applicable Law;

(x)       make or change any election, change an annual accounting period, adopt or change any accounting method, file any Tax Return including any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of any of the Companies for any period ending after the Closing Date or decreasing any Tax attribute of any of the Companies existing on the Closing Date;

(xi)        amend or terminate, or waive, release or assign any rights or claims with respect to, any Contract or Permit other than in the ordinary and usual course of business consistent with past practice which, individually or in the aggregate, has not had or would not reasonably be likely to have a Material Adverse Effect;

(xii)       enter into, amend, terminate or waive any provision of any Contract with any Related Party or enter into any new transaction with any Related Party;

(xiii)      enter into or amend in any respect any collective bargaining agreement;

(xiv)      enter into, terminate, renew, modify or amend any Contract which is or would be a Material Contract, other than in the ordinary and usual course of business consistent with past practice;

(xv)       settle, or consent to any settlement of, any material Claim or enter into any consent decree; or

(xvi)      agree to take any of the foregoing actions.

5.2.      Reasonable Efforts; Notification.

(a)        Each of the Parties shall file (i) any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and (ii) all notifications and materials required to obtain the Regulatory Approvals and required in Mexico, and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable. Each Party shall furnish to the other Parties all information required or reasonably necessary for any filing to be made with any such Governmental Entity. Each Party shall promptly inform the other Party of any communication with any such Governmental Entity regarding any such filings. Each of the Parties shall use commercially reasonable best efforts to resolve such objections, if any, as may be asserted by any such Governmental Entity with respect to any such filing or otherwise with respect to the transactions contemplated by this Agreement, including, in the case of Buyer, offering and taking all commercially reasonable actions, steps or measures that are necessary to obtain clearance by any such Governmental Entity.

(b)        Each of the Parties shall use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the giving of all other notices to, the making of all other filings with, and the obtaining of all other authorizations, consents and approvals from, other Governmental Entities (other than those that are the subject of Section 5.2(a)), (ii) the obtaining of the release of Encumbrances required by Section 6.3(e) and (iii) the execution and delivery of any additional documents that may be necessary or desirable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(c)        During the period from the date hereof to the Closing, the Sellers shall give prompt notice to Buyer, and Buyer shall give prompt notice to the Sellers, of (i) the occurrence or nonoccurrence of any event which would cause any representation or warranty by the Sellers, or by Buyer, as applicable, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date and (ii) any material failure by the Sellers, or by Buyer, as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.2 shall not limit or otherwise affect the remedies available hereunder to the Party to which such notice is given.

5.3.      Access. During the period from the date hereof to the Closing, the Sellers shall cause the Companies to (a) permit Buyer and its representatives and financing sources to have reasonable access to the Companies’ premises, books, records, Contracts, documents and plant managers and cause the Companies’ independent accountants to give Buyer reasonable access to its accountants’ work papers, (b) furnish to Buyer and its representatives and financing sources such financial and operating data and other information as such Persons may reasonably request, (c) instruct their employees, directors, counsel and financial advisors to cooperate with Buyer in its investigation of the Business and (d) cooperate to provide reasonable access to customers and suppliers. No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties.

5.4.      Seller Restrictions. From the date of this Agreement to the Closing, each of the Sellers agrees it shall not (a) sell, transfer, encumber, assign or otherwise dispose of, or enter into any Contract with respect to the sale, transfer, encumbrance, assignment or other disposition of, any of the Interests held by such Seller or (b) take any action, or omit to take any action, which would have the effect of preventing or disabling such Seller from delivering its Interests to Buyer at the Closing free and clear of any Encumbrances, delivering all of the assets, properties, rights, privileges, franchises, operations, goodwill and business of Wabash Mexico to Buyer at the Closing free and clear of any Encumbrances (other than Permitted Encumbrances), or otherwise performing such Seller’s obligations under this Agreement.

5.5.      Seller Non-Compete Agreements.

(a)        Each Seller agrees that from the Closing until the third anniversary of the Closing, neither it nor any of its Affiliates will engage in any Competitive Activity. Notwithstanding the foregoing, this Section 5.5(a) shall not restrict any acquirer of a Seller or its business or any portion thereof or any Affiliate of such acquirer (other than the Sellers or Affiliates of any Seller who are Affiliates of a Seller prior to such acquisition) from engaging in a Competitive Activity that was conducted by such acquirer or its Affiliate (other than the Sellers or Affiliates of any Seller who are Affiliates of a Seller prior to such acquisition) prior to such acquisition.

(b)        For purposes of this Agreement, (i) “Competitive Activity” means directly or indirectly, owning, managing, operating, joining, controlling, being employed by, or participating in the ownership, management, operation or control of, or being involved in any manner with, including, holding any position as a stockholder, director, officer, consultant, independent contractor, employee, partner, or investor in, any Competing Business; provided, that in no event shall ownership of five percent or less of the outstanding securities of any class of any issuer whose securities are registered under the Securities Exchange Act of 1934, as amended, standing alone, be deemed to be a Competing Activity, so long as a Seller or any Affiliate of a Seller does not have, or exercise, any rights to manage or operate the business of such issuer other than rights as a stockholder thereof and (ii) “Competing Business” means the business of (a) recycling, processing or converting aluminum scrap and dross into sow, ingot, liquid or other form, (B) blending or mixing metals to produce aluminum alloys in sow, ingot, liquid or other form, (C) producing deoxidizers in nugget, shot, cone, notch bar or other shapes, or (D) purchasing or collecting aluminum scrap, primary aluminum or alloying metals, in each case in North America and/or Central America.

(c)        From the Closing until the second anniversary of the Closing, none of the Sellers nor any of their Affiliates shall directly or indirectly knowingly solicit to leave employment or hire any person that was employed by any of the Companies as of the Closing and is then employed by any of the Companies or by Buyer or any of its Affiliates.

(d)        In the event that the covenants contained in this Section 5.5 are more restrictive than permitted by Law, such covenants shall be enforceable and enforced to the extent permitted by Law.

5.6.       Sellers’ Post-Closing Confidentiality Obligation. Each Seller acknowledges that (a) during the course of its affiliation with the Companies, it has produced and had access to confidential information relating to the Companies (“Confidential Information”) and (b) the unauthorized use or disclosure of any Confidential Information at any time would constitute unfair competition with Buyer and would deprive Buyer of the benefits of this Agreement and the transactions contemplated by this Agreement. Each Seller shall (and shall cause its representatives, officers, directors, partners, employees, agents, members and Affiliates to) hold in confidence the Confidential Information and will not, directly or indirectly, disclose, publish, or otherwise make available any of the Confidential Information to the public or to any Person or use any of the Confidential Information for its own benefit or for the benefit of any other Person, other than Buyer and its Affiliates; provided, however, that such Seller may disclose Confidential Information if, but only to the extent, required to do so by Law, provided, however, that in such case, such Seller shall provide Buyer with prior written notice thereof so that Buyer may seek an appropriate protective order or other appropriate remedy, and such Seller shall cooperate with the Companies in connection therewith and provided, further, that, in the event that a protective order or other remedy is not obtained, such Seller shall furnish only that portion of such information which, in the opinion of its counsel, such Seller is legally compelled to disclose and shall exercise commercially reasonable best efforts to obtain reliable assurance that confidential treatment will be accorded any such information so disclosed.

5.7.      Release of Claims by Sellers. Effective upon the Closing, each of the Sellers, irrevocably releases, acquits and forever discharges the Companies (other than Wabash Mexico) and each of their respective present or former officers, directors, agents, employees, employee benefit plans (and the fiduciaries thereof) and Affiliates, in each case, in their capacity as such, and the successors and assigns of any of the foregoing (the “Released Parties”), from any and all claims, actions, causes of action, suits, rights, debts, agreements, damages, injuries, losses, costs, expenses, (including legal fees) and demands whatsoever and all consequences thereof, of every nature or description, whether known or unknown, suspected or unsuspected, foreseen or unforeseen, actual or potential, whether existing as of or prior to the Closing or arising thereafter, that any of the Sellers or Wabash Mexico ever had, now has or may in the future have against any of the Released Parties, in law or in equity, as a result of any act, transaction, agreement, event or omission, occurring or committed from the beginning of time to the Closing (the “Released Claims”). Notwithstanding the foregoing, any obligation by Buyer or the Companies to any Seller to be performed after the Closing pursuant to this Agreement shall not constitute a Released Claim.

5.8.      Taxes.

(a)        The Sellers shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Companies for any Tax period that ends on or before the Closing Date (a “Pre-Closing Period”) that are due (taking into account extensions) after the Closing Date. All such Pre-Closing Period Tax Returns shall be prepared on a basis consistent with the past practices of the Companies, unless otherwise required by Law. The Sellers shall be jointly and severally responsible for the timely payment of all Taxes due with regard to such Pre-Closing Period Tax Returns. The Sellers shall provide copies of all such Pre-Closing Period Tax Returns (that are material Tax Returns and that are not U.S. federal income Tax Returns (or similar state or local tax income tax returns that do not relate in whole or in part to taxes imposed on the entity) and that are not Tax Returns of Wabash Mexico), at least 15 days before filing for Buyer’s review and comment. Buyer shall have ten days to comment on each such Tax Return described in the preceding sentence. If Buyer delivers written comments to the Sellers within the applicable ten-day period, the Sellers shall consider such written comments in good faith, and Buyer and the Sellers shall negotiate in good faith in order to resolve any material disputes with respect to such Tax Return; it being understood that the Sellers shall not be required to make any change if the original position is consistent with prior practice and represents a valid reporting position under Law.

(b)        Buyer shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Companies (other than Wabash Mexico) for any Tax period beginning on or before and ending after the Closing Date (a “Straddle Period”). All such Straddle Period Tax Returns shall be prepared on a basis consistent with the past practices of the Companies, unless otherwise required by Law (as reasonably determined by Buyer). The Sellers shall be jointly and severally responsible for the timely payment of the Taxes attributable to the portion of the Straddle Period ending on the Closing Date, other than any such Taxes taken into account in determining the Final Statement of Purchase Price. Buyer shall provide the Sellers with copies of the portions of such Tax Returns that relate to the portion of the Straddle Period ending on the Closing Date at least 15 days before filing for the Sellers’s review and comment. The Sellers shall have ten days to comment on each such portion of such Tax Return described in this Section 5.8(b). If the Sellers delivers written comments to Buyer within the applicable ten-day period, Buyer shall consider such written comments in good faith, and Buyer and the Sellers shall negotiate in good faith in order to resolve any material disputes with respect to such Tax Return.

(c)        For purposes of determining the liability of the Sellers for Taxes with respect to a Straddle Period under Section 5.8(b) and Section 5.8(g), the following rules of apportionment shall apply: (i) real and personal property Taxes for the taxable period that includes the Closing Date shall be prorated between the Sellers and Buyer, with such Taxes being borne by the Sellers based on the ratio of the number of days in the relevant period prior to and including the Closing Date to the total number of days in the actual taxable period with respect to which such Taxes are assessed, and being borne by Buyer based on the ratio of the number of days in the relevant period after the Closing Date to the total number of days in the actual taxable period with respect to which such Taxes are assessed, irrespective of when such Taxes are due, become a lien or are assessed; (ii) sales and use Tax shall be deemed to accrue as property is purchased, sold, used, or transferred; and (iii) all other Taxes shall accrue in accordance with GAAP, except for income Tax or Tax measured by receipts, which shall accrue by way of a closing of books, as though the relevant taxable period had ended on the Closing Date.

(d)        Buyer and the Sellers shall, upon request, use their commercially reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to with respect to the transactions contemplated by this Agreement).

(e)        The Parties shall reasonably cooperate with each other in a timely manner in the preparation and filing of any Tax Returns, the payment of any Taxes in accordance with this Agreement, and the conduct of any Tax audit or other Tax proceeding. Each Party shall execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Section 5.8.

(f)         The Companies shall retain copies of all reports, returns or records relating to Pre-Closing Periods and Straddle Periods (including, without limitation, original books and records supporting schedules and data). At the request and the expense of the Sellers, the Companies shall deliver to the Sellers a copy of any and all such reports, returns or records. For a period of seven years from and after the Closing Period, no original books, returns and records shall be destroyed. After the expiration of such seven-year period, no such reports, returns or records shall be destroyed without first advising the Sellers, identifying such reports, returns or records and giving the Sellers, at least 30 days’ notice to obtain possession thereof.

(g)        CLP shall jointly and severally indemnify, defend and hold harmless the Buyer Indemnitees from and against any Losses attributable to (i) all liabilities for Taxes (including for the non-payment thereof) of the Companies for all Tax periods ending on or before the Closing Date and the portion of the Straddle Period attributable to the Sellers under the principles of Section 5.8(c) above, in each case, in excess of the accruals for any such Taxes taken into account in computing the Final Statement of Purchase Price (and not otherwise paid by Sellers pursuant to 5.8(a) or (b)), (ii) any and all liabilities for Taxes of any Person imposed on the Companies as a transferee or successor, by Contract or pursuant to any Law, which relates to an event or transaction occurring before the Closing and (iii) any breach of the representation provided in Section 3.11(g) (regarding tax status of the Companies).

(h)       Buyer, on the one hand, and the Sellers, on the other hand, shall promptly advise the other upon the commencement of any Tax audits or other Claim involving any Tax relating to a Pre-Closing Period that could give rise to a liability of the Sellers to Buyer under this Agreement (a “Tax Liability Issue”); provided, however, that the failure of one Party to so notify the other Party of any such audit or Tax controversy shall not affect the other Party’s obligations under this Agreement.

(i)         Subject to Section 5.8(h), the Sellers shall have full responsibility for and discretion in handling, in good faith, any Tax controversy relating solely to a Pre-Closing Period involving the Companies (a “Pre-Closing Proceeding”); provided that Buyer shall have the right to participate as an observer in any such Pre-Closing Proceeding (other than Wabash Mexico), at its sole cost and expense, through its own legal counsel and provided further that Sellers shall not settle or compromise any such Pre-Closing Proceeding if it would have an adverse effect on any of the Companies (other than Wabash Mexico) Buyer or an Affiliate without the written consent of Buyer, which consent shall not be unreasonably withheld or delayed, other than with respect to Tax controversies involving U.S. federal income Tax Returns (and similar state and local income tax returns that do not relate in whole or in part to taxes imposed on the entity) and the Tax Returns of Wabash Mexico (“Seller Tax Returns”). With respect to Seller Tax Returns, Sellers shall provide the Buyer with copies of all correspondence with any taxing authority in connection with any Pre-Closing Proceeding (to the extent not subject to the attorney-client privilege) and shall keep the Buyer reasonably informed of all progress with respect to such Pre-Closing Tax Proceeding, and Sellers shall consult with the Buyer in good faith in contesting any proposed adjustment and shall consider any reasonable advice from the Buyer concerning such contest so long as Seller shall ultimately be entitled to control any such contest concerning any indemnity obligation of the Seller.

(j)        Any Tax refunds that are received by Buyer or the Companies, and any amounts credited against Taxes to which Buyer or the Companies become entitled, that relate to a Pre-Closing Period and were not reflected in the calculation of the Final Statement of Purchase Price (other than, if the consent referred to in the last sentence of this Section 5.8(j) is obtained, any Tax refund resulting from a carryback of a net operating loss or similar item arising in a taxable period (or portion thereof) beginning after the Closing Date) shall be for the account of the Sellers, and Buyer shall pay over to the Sellers any such refund or the amount of any such credit, in each case, net of any Tax or other cost to the Companies, Buyer or its Affiliates resulting from the receipt of such refund or application of such credit, within ten days after (i) the receipt of any such refund or (ii) the application of such credit against a Tax, as applicable. Notwithstanding the foregoing, in the event any redetermination by any Governmental Entity reduces any refund or credit described in the first sentence of this Section 5.8(j) for which Buyer made a payment to the Sellers under the first sentence of this Section 5.8(j), the Sellers shall promptly pay to Buyer the amount of such reduction together with any interest due thereon. Buyer shall not be entitled to apply any net operating loss arising after the Closing to a pre-Closing Tax Return without the prior written consent of the Sellers, whose consent may be withheld solely at the Sellers’ discretion.

(k)       Prior to the Closing, the Companies shall apply for clearance certificate under Section 116 of the ITA in respect of the sale of the interests of Wabash Canada and shall use reasonable efforts to obtain such certificate. If Sellers fail to deliver to Buyer, at or before the Closing Date, such certificate, Buyer may withhold from the Purchase Price an amount equal to the amount of tax required under Section 116 of the ITA, which amount shall be deposited into an interest bearing trust account. Such amount shall be paid over to Sellers upon their delivering such certificate to Buyer, except that Buyer may instead pay such amount to the Receiver General of Canada if said certificate has not been delivered to Buyer prior to the third day before payment is due to the Receiver General of Canada. When said amount is paid, whether to Sellers or to the Receiver General, the interest earned by the trust account will be paid over to the Sellers.

5.9.      Employee Matters.

(a)        Following the Closing, Buyer shall cause the Companies to, honor all obligations under any Company Benefit Plans and Employee Agreements sponsored by a Company or to which a Company is a party, as the case may be, in accordance with the terms and provisions of such Company Benefit Plans and Employee Agreements as in effect immediately prior to the Closing, to the extent such Company Benefit Plans and Employee Agreements are set forth in Schedule 5.9(a). Until the first anniversary of the Closing Date, Buyer shall provide (or cause to be provided) to employees of the Companies who are employees of the Companies immediately prior to the Closing and who are not covered by a collective bargaining agreement (the “Non-CB Employees”) pension and welfare benefits (the “Employee Plan Benefits”), in Buyer’s sole discretion on a plan by plan basis, that are either, (i) no less favorable, in the aggregate, than the Employee Plan Benefits provided to Non-CB Employees immediately prior to the Closing or (ii) no less favorable than the Employee Plan Benefits provided to similarly situated employees of Buyer, as those plans may be amended from time to time. Notwithstanding the above (but without limitation of Buyer’s obligations under the preceding sentences of this Section (a)), nothing herein shall prevent the amendment or termination of any Company Benefit Plan sponsored by a Company or interfere with Buyer’s right or obligation to make such changes as are necessary to conform with Law.

(b)        In order to effectuate the provision of welfare benefits as set forth in Section 5.9(a), with respect to Company Benefit Plans sponsored by an ERISA Affiliate providing welfare benefits to Company Employees in the United States (the “Company Welfare Plans”), Buyer and Sellers shall use their commercially reasonable best efforts to arrange for and have the Companies, as applicable, adopt plans which are substantially identical to the Company Welfare Plans (the “Mirror Welfare Plans”) for the benefit of such Company Employees that will each become effective upon Closing, unless a different effective date has been approved by the Buyer prior to Closing. Any change from the Company Welfare Plans to the Mirror Welfare Plans will require Buyer’s advance approval, such approval not to be unreasonably withheld. In the case that any Mirror Welfare Plan is not adopted as of the Closing, the Buyer and Sellers shall (i) continue to use their commercially reasonable best efforts to arrange for and have the Companies adopt Mirror Welfare Plans and (ii) enter into a mutually acceptable transition services agreement with respect to such Company Welfare Plan to provide the applicable welfare benefits for the benefit of Company Employees until the earlier of the date such Mirror Welfare Plan is adopted and effective and December 31, 2007 and which shall provide that Buyer will reimburse Sellers for Sellers’ direct cost in providing such services on mutually agreeable terms.

(c)        Following the Closing, Buyer shall cause the Companies to continue in full force and effect any and all collective bargaining agreements or union contracts referenced in Section 3.12(a). With respect to Employees who are covered by a collective bargaining agreement or union contract (the “CB Employees”) and who are enrolled in any welfare, retirement or other Benefit Plan maintained by the Sellers, Buyer shall provide the same level of benefits which the CB Employees received immediately prior to the Closing for the duration of the obligation of the applicable Company under the collective bargaining agreement.

(d)        Subject to its obligations under applicable Law, Buyer shall give credit to both Non-CB Employees and CB Employees (collectively, the “Company Employees”) under each of their respective plans, programs and arrangements providing Employee Plan Benefits (as applicable) in which Company Employees participate, (to the extent Company Employees receive Employee Plan Benefits pursuant to plans of Buyer) for all service prior to the Closing with the Companies, as applicable, or any predecessor employer to the extent the Companies recognized such service, for all purposes for which such service was taken into account or recognized by the Companies or Buyer, as applicable, but not to the extent crediting such service would result in duplication of benefits; provided, however, that, not withstanding the foregoing, such service shall only be recognized to the extent the service would be recognized under Buyer’s plans had the service been performed at Buyer; and provided further that with respect to any pension plan or retirement plan, such service credit will only be recognized by Buyer for purposes of vesting and not for purposes of benefit accrual or early retirement subsidies. Nothing contained in this Agreement shall restrict the ability of Buyer and its Affiliates to terminate the employment of any Company Employee for any reason at any time after the Closing.

(e)        Subject to its obligations under applicable Law, with respect to Company Employees’ participation in any Benefit Plan of Buyer, Buyer shall waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees and their eligible dependents; provided, however, in the case of any plans providing health benefits, with respect to the calendar year in which the acquisition contemplated by this Agreement takes place, for purposes of satisfying any deductible or out-of-pocket requirements, provide each Companies Employee and their eligible dependents with credit for any co-insurance and deductibles paid prior to the Closing under the analogous Company Benefit Plan.

(f)         Buyer shall provide, or cause the Companies to provide, severance pay which may be owing or may become due to any Non-CB Employee whose employment is terminated by Buyer or the Companies on or after the Closing Date or by reason of the transactions contemplated hereby. If the employment of a Non-CB Employee is terminated on or within one year after the Closing Date or by reason of the transactions contemplated hereby, Buyer shall provide such Company Employee with severance payments and benefits and such severance pay shall be determined in accordance with the severance policy applicable to such employee immediately prior to the Closing.

(g)       With respect to all Company Employees, the Sellers shall be responsible for any notices required to be given or otherwise comply with the WARN or similar statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) caused by any of the Sellers prior to the Closing, and Buyer shall have no responsibility or liability under the WARN with respect to such employees. The Sellers shall indemnify Buyer against damages including for payment of wages for such employees for the 60-day notice period incurred by Buyer for the Company’s failure to give the required notice.

(h)       Except with respect to the Company Benefit Plans described in Section 5.9(i) or as may be required under Section 5.9(b), effective as of the Closing, each Company Employee shall cease to be an active participant in each Company Benefit Plan and each of the Companies shall cease to be a sponsor of, or a participating employer in, each such Company Benefit Plan.

(i)        From and after the Closing Date, (i) Wabash U.S. shall (A) continue to be the sponsor of the Wabash Alloys Transaction Incentive Plan (“Transaction Plan”) and shall perform its obligations under such plan and shall retain all liabilities with respect to the Deal Expenses; provided, however, that after such incentive payments are made pursuant to the terms of the Transaction Plan, the Transaction Plan shall terminate; and (B) retain all liabilities and perform all obligations under the Termination Transition Pay Plan, to the extent the liabilities and obligations relate to events occurring prior to the Closing; (ii) Wabash Canada shall continue to be the sponsor of, shall perform its obligations under and shall retain all liabilities with respect to the CICC Retirement Plan – Salaried Employees Plan, the CICC Retirement Plan – Hourly Employees Plan, the Sun Life Group Health Life and Disability Plan and each other Company Benefit Plan in which only employees of Wabash Canada (and their eligible dependants) participate; and (iii) ARS shall continue to be the sponsor of, shall perform its obligations under and shall retain all liabilities with respect to each Company Benefit Plan in which only employees of ARS (and the eligible dependants) participate.

(j)        Prior to the Closing Date, the Seller shall spin off the portion of the CLP Hourly Union Savings Plan covering CB Employees (i) who are employed by the Companies on the date hereof (including those CB Employees on short-term disability but not including those CB Employees on long-term disability leave of absence) and (ii) any persons who have become CB Employees between the date hereof and Closing, and who participate in the CLP Hourly Union Savings Plan immediately prior to the Closing (the “Wabash Hourly Union Savings Plan”) into a defined contribution plan and trust intended to qualify under Section 401(a) and Section 501(a) of the Code and the terms of which are substantially similar to the CLP Hourly Union Savings Plan. Prior to the Closing Date (i) Wabash U.S. will become the sponsor the Wabash Hourly Union Savings Plan; (ii) the Wabash Hourly Union Savings Plan shall assume the liability for the accounts spun off from the CLP Hourly Union Plan to the Wabash Hourly Union Savings Plan including the accounts of the CB Employees which have been transferred to the Wabash Hourly Saving Plan prior to the Closing Date; and (iii) the CLP Hourly Union Savings Plan shall be relieved of such liability. Except as set forth in this Section 5.9(j), from and after the Closing, the Sellers shall retain sponsorship of, and all liabilities with respect to the CLP Hourly Union Savings Plan.

(k)        The Sellers shall cause each Company Employee to be fully vested in such Company Employee’s account under the CLP Profit Sharing and Savings Plan. Prior to the Closing, the Sellers shall cause Wabash Alloys LLC to terminate as an “Employer” under the CLP Profit Sharing and Savings Plan. Buyer shall allow the rollover of any distributions made to Company Employees pursuant to such termination and the rollover of any outstanding loan balances, into Buyer’s 401(k) plan by March 31, 2008. Sellers shall permit, to the extent permitted under applicable Law, continuing participant plan loan payments to the CLP Profit Sharing and Savings Plan until March 31, 2008.

(l)         Immediately prior to the Closing, the Sellers shall cause each Company Employee to be fully vested in such Company Employee’s accrued benefit, if any, under the CLP Pension Plan. From and after the Closing, the Sellers shall retain sponsorship of, and all liabilities with respect to, and shall pay all such liabilities relating to, such plan. In addition, the Sellers shall be responsible for and pay all liabilities of the Sellers or the Companies, if any, related to (i) defined benefit pension benefits of former employees of U.S. Reduction; or (ii) with respect to any other defined benefit pension benefits under plans sponsored by the Sellers.

(m)       The Sellers shall retain sponsorship of and all liabilities with respect to, and shall pay all such liabilities relating to, the CLP Unfunded Supplemental Executive Retirement Plan, as amended and restated effective April 1, 1993, in relation to any executives of any of the Companies; and the Sellers shall retain sponsorship of and all liabilities with respect to, and shall pay all such liabilities relating to, the CLP Excess Benefit Plan in relation to and for the benefit of any Company Employees participating in the CLP Excess Benefit Plan.

(n)        The Sellers shall retain all liabilities associated with, and shall pay all such liabilities relating to, workers’ compensation claims by Company Employees for incidents which occurred prior to the Closing. Workers compensation claims without an identifiable date of occurrence which are attributable to periods both before and after the Closing shall be apportioned between the Buyer and Sellers in proportion to the time periods to which the claim is attributable.

(o)        With respect to the Seller’s Hospitalization Insurance, with respect to any event that occurs prior to the Closing that would result in benefit being provided to a Company Employee under the Seller’s Hospitalization Insurance, all costs, liabilities and obligations related to such event will remain with the Seller.

(p)        With respect to each Company Employee who is on short-term disability leave of absence as of the Closing, Buyer shall cause such Company Employee to be provided following the Closing short-term disability benefits substantially identical to the short-term disability benefits provided to such Company Employee prior to the Closing until the earlier of (i) the last date upon which such Company Employee would have been eligible for benefits under the applicable short-term disability plan of the Sellers or a Company in effect prior to the Closing or (ii) the date upon which such Company Employee returns to work with a Company or Buyer. Prior to the Closing, the Sellers shall deliver to Buyer a list of the names of each employee of the Companies who is then on short-term disability leave of absence. The Sellers shall provide that any Employee on short-term disability leave of absence as of the closing shall remain eligible for long-term disability coverage under the long-term disability plan of Sellers with respect to the condition resulting in such short-term disability leave.

(q)       With respect to each Company Employee who is on long-term disability leave of absence as of the Closing, such Company Employee shall remain the obligation of the Sellers until such date, if any, upon which such Company Employee returns to work; provided, however that notwithstanding anything to the contrary, any Company Employee of Wabash Canada or ARS (if applicable) who is on long-term disability leave of absence as of the Closing shall continue as such under the applicable Company Benefit Plan sponsored by Wabash Canada or ARS (if applicable). Prior to the Closing, the Sellers shall deliver to Buyer a list of the names of each employee of the Companies who is then on long-term disability leave of absence.

(r)        The Sellers and Buyer shall cooperate to make any required filings, notices or conduct any required consultations in connection with Company Employees employed in Canada or Mexico.

5.10.    Assistance with Financing. Prior to the Closing, the Sellers shall cause the Companies to provide to Buyer, and shall use their commercially reasonable best efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Companies to, provide to Buyer all cooperation reasonably requested by Buyer that is necessary in connection with Buyer and its Affiliates obtaining the debt financing necessary to finance a portion of the proceeds to be used for the transactions contemplated by this Agreement (the “Debt Financing”), including using commercially reasonable best efforts to (a) participate in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (b) provide assistance in preparation of confidential information memoranda (including execution and delivery of a customary representation letter) and other materials to be used in connection with obtaining the Debt Financing and all information (including financial information) customarily contained therein, (c) provide assistance in the preparation for, and participate in, meetings, due diligence sessions and similar presentations to and with, among others, prospective lenders, investors and rating agencies, (d) enter into a loan agreement and related documents (including pledge and security documents), (e) execute and deliver customary certificates, legal opinions or other documents reasonably requested by Buyer (including a certificate of the chief financial officer of the Companies with respect to solvency matters) and otherwise reasonably facilitate the pledging of collateral contemplated by the Debt Financing (including taking all actions reasonably necessary to (i) permit the prospective lenders involved in the Debt Financing to evaluate the Companies’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and to conduct the appraisals and field examinations relating thereto as contemplated by the Debt Financing and (ii) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing) and (f) provide the financial and other information necessary for the satisfaction of the obligations and conditions set forth in the agreements relating to the Debt Financing within the time periods required thereby in order to permit a Closing Date on or prior to the Termination Date; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Companies. If this Agreement is terminated pursuant to Section 7.1(a) or 7.1(b)(ii) (but with respect to Section 7.1(b)(ii) only for a deliberate breach by Buyer), Buyer shall, promptly upon request by the Sellers reimburse the Companies for all reasonable and documented out-of-pocket costs incurred by the Companies in connection with such cooperation.

5.11.    Tangible Net Worth. From and after the Closing until the fifth anniversary of the Closing, CLP shall maintain a tangible net worth of no less than $50,000,000, and at any time upon reasonable request by Buyer, the Sellers shall provide Buyer with evidence of the foregoing.

5.12.    Discontinued Plants. Prior to Closing, the Sellers shall, at Sellers’ sole cost and expense (including the cost and expense of the holding and distribution thereof and Taxes relating thereto), cause the Companies to distribute to the Sellers, or otherwise transfer out of the Companies the real property and improvements listed on Schedule 5.12 (the “Discontinued Properties”).

5.13.    Wabash Mexico. Immediately following the Closing, the Sellers agree to change the name of Wabash Alloys, S. de R.L. de C.V. to a name that does not include “Wabash” or any derivation thereof, and is reasonably acceptable to Buyer.

ARTICLE VI

Conditions to Closing

6.1.      Conditions to Obligations of the Sellers and Buyer. The respective obligations of the Sellers and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by applicable Law, the waiver at or prior to the Closing of each of the following conditions:

(a)        Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement.

(b)        HSR Waiting Period. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

(c)        Regulatory Approvals. All of the Regulatory Approvals shall have been obtained.

6.2.      Conditions to the Obligations of the Sellers. The obligations of each Seller to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by the Sellers at or prior to the Closing of each of the following conditions:

(a)        Performance of Obligations by Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(b)        Representations and Warranties. (i) The representations and warranties of Buyer set forth in this Agreement (other than those in Section 4.2 (Corporate Authority)) shall be true and correct as of the date of this Agreement and as of the Closing (without giving effect to any

“material,” “materiality” or “material adverse effect” qualifications to such representations and warranties), except (A) to the extent that the failure of such representations and warranties of Buyer to be true and correct individually or in the aggregate would not prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement and (B) for those representations and warranties which expressly relate to any earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date); and (ii) the representations and warranties set forth in Section 4.2 shall be true and correct in all respects as of the date of this Agreement and as of the Closing.

(c)        Closing Certificate. The Sellers shall have received a certificate of Buyer, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3.      Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by Buyer at or prior to the Closing of each of the following conditions:

(a)        Performance of Obligations of the Sellers and the Companies. Each Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(b)        Representations and Warranties. (i) The representations and warranties of the Sellers and the Companies set forth in this Agreement (other than those in Sections 3.1 (Ownership; Authorization of Transaction), 3.14 (Related Party Transactions) and 3.16 (Brokers and Finders) (collectively, the “Excluded Representations”) shall be true and correct as of the date of this Agreement and as of the Closing (without giving effect to any “material,” “materiality” or “Material Adverse Effect” qualification to such representations and warranties), except (A) to the extent that the failure of such representations and warranties of the Sellers to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect and (B) for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date); and (ii) the Excluded Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing.

(c)        Closing Certificate. Buyer shall have received a certificate from the Sellers, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d)        Material Adverse Effect. Since the date of this Agreement, no event, development, circumstance or occurrence shall have occurred that, individually or in the aggregate with all other events, developments, circumstances or occurrences, has had or is reasonably likely to have a Material Adverse Effect.

(e)        Release of Encumbrances; Debt. All Encumbrances securing the repayment of any Debt on Wabash U.S., Wabash Canada or ARS or the assets of Wabash Mexico shall have been released in form and substance satisfactory to Buyer and none of Wabash U.S., Wabash Canada or ARS shall have outstanding, or be liable in respect of, any Debt.

(f)        Tax Certificate. Buyer shall have received from each Seller a certificate prepared in accordance with Treasury Regulation Section 1.1445-2(b)(2), and reasonably acceptable to Buyer, certifying that such Seller is not a foreign person (within the meaning of Treasury Regulation Section 1.1445-2(b)(2)).

ARTICLE VII

Termination

7.1.      Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)        by the mutual written consent of the Sellers and Buyer;

(b)        (i) by Buyer, if there has been a breach of any representation, warranty, covenant or agreement made by either of the Sellers in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Buyer to the Sellers or (B) two Business Days prior to the Termination Date; or (ii) by the Sellers, if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Sellers to Buyer or (B) two Business Days prior to the Termination Date; or

(c)        by Buyer or the Sellers, if (i) the transactions contemplated by this Agreement have not been consummated by December 31, 2007 (the “Termination Date”) or (ii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement shall become final and non-appealable; provided, that, in each of the foregoing cases, the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any Party that is responsible for a breach of its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the transactions contemplated by this Agreement on or prior to the Termination Date;

The Party desiring to terminate this Agreement pursuant to clause (b) or (c) of this Section 7.1 shall give written notice of such termination to the Sellers or to Buyer, as applicable.

7.2.      Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 7.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Affiliates); provided, that ARTICLE IX shall survive the termination of this Agreement; and provided, further, that except as otherwise provided herein, no such termination shall relieve any Party of any liability or damages to any other Party resulting from any breach of this Agreement prior to any such termination.

ARTICLE VIII

Survival and Indemnification

8.1.      Survival.

(a)        Except as set forth in Section 8.1(b) and 8.1(c), the representations and warranties contained in this Agreement, together with the associated rights of indemnification, shall survive the Closing hereunder and continue in full force and effect until the 18 month anniversary of the Closing and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved). Each of the covenants and agreements contained herein shall survive the Closing and continue in full force and effect until performed in accordance with their terms.

(b)        The representations and warranties contained in 3.10 (Environmental Matters) shall survive the Closing hereunder and continue in full force and effect, together with the associated rights of indemnification, until the third anniversary of the Closing and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).

(c)        The representations and warranties contained in Sections 3.1 (Ownership; Authorization of Transaction), 3.6(c) (ERISA Affiliates), 3.11(g) (regarding tax status of the Companies), 3.14 (Related Party Transactions) and 3.16 (Brokers and Finders) (collectively, the “Special Representations”), shall survive the Closing hereunder and continue in full force and effect, together with the associated rights of indemnification, until the fifth anniversary of the Closing and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).

8.2.       Indemnification by Buyer. From and after the Closing, Buyer shall indemnify, defend and hold harmless the Sellers, their Affiliates, and the officers, directors, employees, agents, successors and any assigns of any of the foregoing (collectively, the “Seller Indemnitees”) against all claims, losses, liabilities, damages, deficiencies, interest and penalties, costs and expenses, including, without limitation, losses resulting from the defense, settlement and/or compromise of a claim and/or demand and/or assessment, reasonable attorneys’, accountants’ and expert witnesses’ fees, costs and expenses of investigation, and the costs and expenses of enforcing the indemnification provided hereunder (individually, a “Loss” and, collectively, “Losses”) incurred by any of the Seller Indemnitees arising out of or relating to: (a) any breach of any representation or warranty made by Buyer in ARTICLE IV of this Agreement or (b) any breach of any covenant, agreement or obligation of Buyer contained in this Agreement.

8.3.      Indemnification by CLP. From and after the Closing, CLP shall indemnify, defend and hold harmless Buyer and its Affiliates, and the shareholders, representatives, officers, directors, partners, employees, agents, members, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnitees”) against all Losses incurred by any of the Buyer Indemnitees and arising out of or relating to: (a) any breach of any representation or warranty made by any of the Sellers in this Agreement, (b) any breach of any covenant, agreement or obligation of any of the Sellers contained in this Agreement, (c) any Debt of any of the Companies outstanding or for which any of the Companies is liable as of the Closing (including any Debt of Wabash Mexico assumed by Buyer), (d) the Discontinued Properties (including the holding and distribution thereof and Taxes relating thereto) or (e) the matters described in Item 4 under the heading “Wabash U.S.-Related Claims” on Schedule 3.5(a) and in Item 3 under the heading “Wabash, Indiana Facility” on Schedule 3.10.

8.4.      Limitations on Rights of Indemnitees.

(a)        Except as set forth below, (i) CLP shall not be required to indemnify the Buyer Indemnitees with respect to any claim for indemnification arising out of or relating to (A) matters described in Section 8.3(a) unless and until the aggregate amount of all such claims by the Buyer Indemnitees for such matters exceeds $2,000,000 (the “Deductible”), in which event the Buyer Indemnitees shall be entitled to recover such Losses arising out of or relating to such matters, but only to the extent that the aggregate amount of such Losses exceeds the Deductible (provided, however, that the Deductible shall not apply to claims for indemnification in respect of breaches of any of the Special Representations or fraud) or (B) (x) matters described in Item 1 under the heading “Wabash, Indiana Facility” on Schedule 3.10 or (y) matters described on Schedule 8.4(a)(i)(B)(y) and (ii) CLP’s maximum liability to the Buyer Indemnitees under Section 8.3(a) shall not exceed $25,000,000 in the aggregate (the “Cap”), provided, however, that the Cap shall not apply to claims for indemnification in respect of breaches of any of the Special Representations or fraud.

(b)        Except as set forth below, (i) Buyer shall not be required to indemnify the Seller Indemnitees with respect to any claim for indemnification arising out of or relating to matters described in Section 8.2(a) unless and until the aggregate amount of all such claims by the Seller Indemnitees for such matters exceeds the Deductible, in which event the Seller Indemnitees shall be entitled to recover such Losses arising out of or relating to such matters, but only to the extent that the aggregate amount of such Losses exceeds the Deductible (provided, however, that the Deductible shall not apply to claims for indemnification in respect of fraud) and (ii) Buyer’s maximum liability to the Seller Indemnitees under Section 8.2(a) shall not exceed the Cap, provided, however, that the Cap shall not apply to claims for indemnification in respect of fraud.

8.5.      Procedure for Third Party Claims.

(a)        If any third party shall notify any Party (the “Indemnitee”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other Party (the “Indemnitor”) under this ARTICLE VIII, then the Indemnitee shall promptly notify the Indemnitor thereof in writing; provided, however, that no delay on the part of the Indemnitee in notifying the Indemnitor shall relieve the Indemnitor from any obligation hereunder except to the extent the Indemnitor is materially prejudiced thereby.

(b)        The Indemnitor shall have the right, at its option, to assume the defense of any Third Party Claim with its own counsel. If the Indemnitor elects to assume the defense of such Third Party Claim as aforesaid, then:

(i)         notwithstanding anything to the contrary contained in this Agreement, the Indemnitor shall not be required to pay or otherwise indemnify the Indemnitee against any attorneys’ fees incurred by the Indemnitee in connection with such Third Party Claim following the Indemnitor’s election to assume the defense of such Third Party Claim, unless (A) the Indemnitor fails to defend diligently the action or proceeding within ten days after receiving notice of such failure from the Indemnitee; (B) the Indemnitee reasonably shall have concluded (upon advice of its counsel) that there may be one or more legal defenses available to such Indemnitee or other Indemnitees that are not available to the Indemnitor; or (C) the Indemnitee reasonably shall have concluded (upon advice of its counsel) that, with respect to such Third Party Claim, the Indemnitee and the Indemnitor may have different, conflicting, or adverse legal positions or interests;

(ii)         the Indemnitee shall make available to the Indemnitor all books, records and other documents and materials that are under the direct or indirect control of the Indemnitee or any of the Indemnitee’s agents and that the Indemnitor considers necessary or desirable for the defense of such Third Party Claim;

(iii)        the Indemnitee shall otherwise cooperate as reasonably requested by the Indemnitor in the defense of such Third Party Claim;

(iv)        the Indemnitee shall not admit any liability with respect to such Third Party Claim;

(v)         the Indemnitor shall not, without the written consent of the Indemnitee, which shall not be unreasonably withheld or delayed, settle or compromise any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnitee is an actual or potential party to such Claim) or consent to the entry of any judgment (A) which does not, to the extent that the Indemnitee or any of its Affiliates may have any liability with respect to such Claim, include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release of the Indemnitee and its Affiliates from all liability in respect of such Claim, (B) which includes any statement as to or an admission of fact, culpability or a failure to act, by or on behalf of the Indemnitee or any of its Affiliates or (C) in any manner that involves any injunctive relief against the Indemnitee or any of its Affiliates or may materially and adversely affect the Indemnitee or any of its Affiliates; and

(vi)        if the Indemnitor elects not to assume the defense of or fails to confirm its obligation to indemnify for any such Third Party Claim, then the Indemnitee shall proceed diligently to defend such Third Party Claim with the assistance of counsel reasonably satisfactory to the Indemnitor, provided, however, that the Indemnitee shall not settle, adjust or compromise such Third Party Claim, or admit any liability with respect to such Third Party Claim, without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld or delayed.

8.6.      Tax Claims. Notwithstanding anything to the contrary contained in this ARTICLE VIII, the procedures with respect to any Tax Liability Issue or Pre-Closing Proceedings shall be governed by Section 5.8 of this Agreement.

8.7.      Environmental Procedures and Limitations.

(a)        Notwithstanding anything to the contrary in this Agreement (other than as provided to the contrary in Section 8.7(b)(ii)), Buyer shall control the defense and negotiation (including, any investigatory, response and remedial actions) of any claim for indemnification for matters occurring at and restricted to the Owned Real Property (other than the Discontinued Properties) and the Leased Real Property (other than the Discontinued Properties) immediately following the Closing (an “On-Site Environmental Claim”), including its compromise or settlement, with counsel and environmental consultant selected by Buyer reasonably acceptable to the Sellers. No compromise or settlement in respect of an On-Site Environmental Claim may be reached by Buyer without CLP’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(b)        Notwithstanding anything to the contrary in this Agreement, CLP shall control the defense and negotiation (including, any investigatory, response and remedial actions) of any claim for indemnification concerning or relating to (i) any real property, including the Discontinued Properties, not owned, leased or operated by any of the Companies immediately following the Closing (an “Off-Site Environmental Claim”), including its compromise or settlement, with counsel and environmental consultant selected by CLP reasonably acceptable to Buyer, and (ii) the matters described in Item 4 under the heading “Wabash U.S.-Related Claims” on Schedule 3.5(a) and in Item 3 under the heading “Wabash, Indiana Facility” on Schedule 3.10. No compromise or settlement in respect of an Off-Site Environmental Claim or any matter relating to clause (ii) of this Section 8.7(b) may be reached by CLP without Buyer’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(c)        If Buyer and the Sellers are both named as defendants in or are the subject of any negotiation, dispute or litigation with any third party and there would be a conflict of interest in such counsel’s representing both Buyer and the Sellers in such negotiation, dispute or litigation, then the Sellers shall pay the reasonable costs and expenses of separate counsel for Buyer in connection with such negotiation, dispute or litigation, provided that such negotiation, dispute or litigation concerns an environmental matter for which Buyer is indemnified pursuant to this ARTICLE VIII.

(d)        Buyer or CLP, as the case may be, with respect to any matter managed and controlled by the other, shall have the right to (i) participate in any meetings or material negotiations with any third party (excluding counsel, consultants or other experts retained by the controlling party) with respect to any On-Site Environmental Claim or Off-Site Environmental Claim and shall be provided with reasonable advance written notice of the same and (ii) review in advance and provide comments on any documents proposed to be submitted to Governmental Entity or other third parties.

(e)        With respect to any On-Site Environmental Claim or Off-Site Environmental Claim, Buyer and the Sellers shall each act only in a Commercially Reasonable Manner. For purposes of this Section 8.7(e), “Commercially Reasonable Manner” shall be determined from the perspective of a reasonable business person (acting without regard to the availability of indemnification hereunder) to achieve compliance with Environmental Law consistent with property uses and business operations existing at the time of the Closing, or to minimize liability to third parties.

8.8.      Indemnification Payments as Purchase Price Adjustment. Any payments made by Buyer or the Sellers under this ARTICLE VIII shall be considered an adjustment to the Purchase Price.

8.9.      No Materiality. For purposes of indemnification under this Article VIII, each of the representations and warranties contained in this Agreement that contain any qualifications as to materiality or Material Adverse Effect (or any correlative terms) shall be deemed to have been given as though there were no such qualifications in determining whether there has been any breach of any representations or warranties hereunder and the Losses attributable to such breach.

8.10.    Exclusive Remedy. Except as set forth in Section 9.11 or in the case of fraud, from and after the Closing, the indemnification rights provided in this Agreement shall be the sole and exclusive remedy available to the Parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the Parties in this Agreement.

ARTICLE IX

Miscellaneous

9.1.      Publicity. The initial press release regarding the transactions contemplated by this Agreement shall be a joint press release and thereafter, no press releases or public announcements with respect to the transactions contemplated by this Agreement and filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, shall be issued or made by the Companies or any Seller, on the one hand, or Buyer, on the other hand, without the prior written consent of Buyer or the Sellers, as the case may be (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

9.2.      Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement among the Parties and supersede any prior understandings or agreements by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

9.3.      Succession and Assignment. Except as otherwise provided herein, this Agreement may not, without the prior written consent of Buyer and the Sellers, be assigned by Buyer, or either of the Sellers by operation of law or otherwise, and any attempted assignment shall be null and void; provided, that Buyer may, without prior written consent of the Sellers, (a) assign any or all of its rights hereunder to one or more of its Affiliates, (b) designate one or more of its Affiliates to perform its obligations hereunder and/or (c) assign its rights, but not its obligations, under this Agreement to any of its, or any of its Affiliate’s, financing sources (in any or all of which cases described in subclauses (a), (b) or (c), Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives.

9.4.      Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, shall be borne by the Party incurring such expense. Notwithstanding the foregoing, the liability for all Transfer Taxes incurred by any of the Companies or any Party in connection with the transactions contemplated by this Agreement shall be borne 50% by Buyer and 50% by the Sellers.

9.5.      Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.6.      Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by personal delivery, electronic facsimile transmission, overnight courier or registered or certified mail, postage prepaid and addressed to the intended recipient as set forth below (or at such other address as shall be specified in a notice given in accordance with this Section 9.6):

If to the Sellers:

Connell Limited Partnership

One International Place

Boston, MA 02110

Attention: John V. Curtin, Esq.

Fax: (617) 737-1617

with copies to:

Connell Investment Partnership

c/o Lynch, Brewer, Hoffman & Fink

101 Federal Street, 22nd Floor

Boston, MA 02110

Attention: Owen B. Lynch, Esq.

Fax: (617) 951-0811

Connell IP, Inc.

c/o Lynch, Brewer, Hoffman & Fink

101 Federal Street, 22nd Floor

Boston, MA 02110

Attention: Owen B. Lynch, Esq.

Fax: (617) 951-0811

and

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

Attention: David T. Brewster, Esq.

Fax: (617) 573-4822

If to Buyer:

c/o Aleris International, Inc.

25825 Science Park Drive, Suite 400

Beachwood, Ohio 44122

Attention: Christopher R. Clegg, Esq.

Fax: (216) 910-3650

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Christopher Ewan, Esq.

Fax: (212) 859-4000

9.7.      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware without giving effect to the principles of conflicts of law.

9.8.      Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Sellers and Buyer. No waiver by any Party of any default or any breach of any representation, warranty, covenant or agreement hereunder shall be deemed to extend to any prior or subsequent default or breach or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

9.9.      Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, this Agreement shall be amended so as to enforce the illegal, invalid or unenforceable provision to the maximum extent permitted by applicable Law, and the Parties shall cooperate in good faith to further modify this Agreement so as to preserve to the maximum extent possible the intended benefits to be received by the Parties.

9.10.    Construction. The Parties intend that each representation, warranty, covenant and agreement contained in this Agreement shall have independent significance. If any Party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement.

9.11.    Specific Performance. Each of the Sellers acknowledges and agrees that Buyer would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or otherwise is breached by either of the Sellers. Accordingly, each of the Sellers agrees that Buyer shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement, and the terms and provisions hereof and thereof, in addition to any other rights to which Buyer may be entitled at law or in equity. Any such remedy shall be in addition to any other remedy that Buyer may have hereunder.

9.12.    Jurisdiction; Court Proceedings; Waiver of Jury Trial. Any Claim against any Party to this Agreement arising out of or relating to this Agreement shall be brought in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, the United States District Court for the District of Delaware and each of the Parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Claim. A final judgment in any such Claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the extent that service of process by mail is permitted by applicable Law, each Party irrevocably consents to the service of process in any such Claim in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein. Each Party irrevocably agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Claim in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, the United States District Court for the District of Delaware and (b) any claim that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party waives any right to a trial by jury, to the extent lawful, and agrees that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive its right to trial by jury in any Claim whatsoever between them relating to this Agreement or the transactions contemplated hereby.

9.13.    Attorneys’ Fees. In the event that any action or proceeding is brought for the purpose of determining or enforcing the right of any Party or Parties hereunder, the Party or Parties prevailing in such action or proceeding shall be entitled to recover from the other Party or Parties all reasonable costs and expenses incurred by the prevailing Party or Parties, including reasonable attorneys’ fees.

9.14.    No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties, including to any Company Employees pursuant to Section 5.9, the Buyer Indemnitees, the Seller Indemnitees and their respective successors and permitted assigns.

9.15.    No Presumption Against Drafting Party. Each Party acknowledges that each Party has been represented by counsel in connection with this Agreement and the transactions contemplated herein. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

9.16.    Signatures. This Agreement shall be effective upon delivery of original signature pages or .pdf or facsimile copies thereof executed by each of the Parties. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.17.    Computation of Time. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day that is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.

9.18.    Dollars. All references to dollars or “$” in this Agreement shall refer to United States dollars.

[signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

ALERIS INTERNATIONAL, INC.

By:	/s/ Michael D. Friday
Name: Michael D. Friday
Title: Executive Vice President and CFO

CONNELL LIMITED PARTNERSHIP

By:	Connell Industries, Inc., its General Partner

By:	/s/ Francis A. Doyle
Name: Francis A. Doyle
Title: President and CEO

CONNELL INVESTMENT PARTNERSHIP

By:	Monica Cameron Connell 1989 Trust, Partner

By:	/s/ Owen B. Lynch
Name: Owen B. Lynch
Title: Trustee

CONNELL IP, INC.

By:	/s/ William C. Connell
Name: William C. Connell
Title: President

[Signature Page to Purchase Agreement]